Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

NEXSTAR MEDIA GROUP, INC.,

BELO HOLDINGS, INC.

and

TEGNA INC.

Dated as of March 20, 2019

i

ii

EXHIBITS

Exhibit A    -    Form of Bill of Sale and Assignment and Assumption Agreement

Exhibit B    -    Form of Assignment of Station Licenses

Exhibit C    -    Form of Transition Services Agreement

Exhibit D    -    Form of Joinder Agreement

SCHEDULES

Schedule 1    -  Nexstar Stations

Schedule 2    -  Tribune Stations

iii

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated as of March 20, 2019 (this “Agreement”), by and among Nexstar Media Group, Inc., a Delaware corporation (“Seller”), on the one hand, and Belo Holdings, Inc., a Delaware corporation (“Buyer”), on the other hand. Buyer is an indirect Subsidiary of TEGNA Inc., a Delaware corporation (“TEGNA”), and TEGNA has signed this Agreement for the purpose of the indemnification obligations in Article VIII hereof and for purposes of Section 6.6(b) and Section 10.13.

W I T N E S S E T H :

WHEREAS, Seller has entered into an Agreement and Plan of Merger, dated as of November 30, 2018 (the “Merger Agreement”), by and among Seller, Titan Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Seller (“Merger Sub”) and Tribune Media Company, a Delaware corporation (“Tribune”), pursuant to which it is contemplated that Merger Sub will be merged with and into Tribune, with Tribune surviving the merger as a wholly owned Subsidiary of Seller (the “Merger”);

WHEREAS, as of the date of this Agreement, Seller and its Subsidiaries own and operate the television broadcast stations set forth on Schedule I (the “Nexstar Stations”) and Tribune and its Subsidiaries own and operate the television broadcast stations set forth on Schedule II (the “Tribune Stations”, and together with the Nexstar Stations, the “Stations”), pursuant to certain authorizations issued by the FCC;

WHEREAS, immediately following the closing of the Merger, Buyer desires to purchase the Purchased Assets and assume the Assumed Liabilities, and Seller desires to sell, and cause the Seller Parties to sell, the Purchased Assets and transfer the Assumed Liabilities to Buyer, in each case, on the terms and subject to the conditions hereinafter set forth; and

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as set forth herein:

ARTICLE I

DEFINITIONS

Section 1.1.    Definitions. As used herein, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls or is controlled by, or is under common control with, such Person. The term “control” (including its correlative meanings “controlled” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies of a Person (whether through ownership of such Person’s securities or partnership or other ownership interests, or by Contract or otherwise).

“Agreed Accounting Principles” means GAAP.

“Ancillary Agreements” means any certificate, agreement, document or other instrument to be executed and delivered in connection with the transactions contemplated by this Agreement.

“Business” means, collectively, the Nexstar Station Business and the Tribune Station Business.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York are authorized or required by Law to be closed.

“Buyer Attributable Party” means any individual or entity that would be deemed to hold an “attributable” interest in Buyer pursuant to applicable rules and policies of the FCC including but not limited to 47 C.F.R. Section 73.35555 and the notes thereto.

“Buyer Group Member” means Buyer, its Affiliates, and each of their successors and assigns, and their respective directors, officers, employees and agents.

“Closing Date Working Capital Amount” means the amount (expressed as a positive number), if any, by which (i) the Current Assets, as reflected on the Closing Date Balance Sheet as finally determined in accordance with Section 2.8, exceed (ii) the Current Liabilities, as reflected on the Closing Date Balance Sheet as finally determined in accordance with Section 2.8; provided that if such Current Assets are equal to such Current Liabilities, then the Closing Date Working Capital Amount shall be zero.

“Closing Date Working Capital Deficit” means the amount (expressed as a positive number), if any, by which (i) the Current Liabilities, as reflected on the Closing Date Balance Sheet as finally determined in accordance with Section 2.8, exceed (ii) the Current Assets, as reflected on the Closing Date Balance Sheet as finally determined in accordance with Section 2.8.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Communications Act” means the Communications Act of 1934, as amended.

“Competition Laws” means the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, as amended, the Federal Trade Commission Act of 1914, as amended, the Robinson-Patman Act of 1936, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Contract” means any agreement, contract, instrument, note, bond, mortgage, indenture, deed of trust, lease, license or other binding instrument or obligation, whether written or unwritten.

“Cooperative Agreement” means any joint sales agreement, joint operating agreement, joint retransmission consent agreement, time brokerage agreement, limited management agreement, local marketing agreement, shared service agreement, news sharing agreement, option agreement, financing agreement, financing guarantee agreement or any agreement through which a company exercises de jure or de facto control over any television station not owned by such company.

“Current Assets” means (i) those types of Purchased Assets classified as “current assets” in accordance with the Agreed Accounting Principles and (ii) any pro-rated assets described in Section 2.6 but excluding (x) any Excluded Assets and (y) any deferred Tax assets.

“Current Liabilities” means (i) those types of Assumed Liabilities classified as “current liabilities” in accordance with the Agreed Accounting Principles and (ii) any pro-rated liabilities described in Section 2.6 but excluding (x) any Excluded Liabilities and (y) any income Tax liabilities.

“Cutoff Time” means 11:59 P.M. (central time) on the date immediately prior to the Closing Date.

“DOJ” means the U.S. Department of Justice.

“DOJ Consent” means the consent of the DOJ with respect to approving Buyer, this Agreement and the transactions contemplated hereby.

“DOJ Final Judgment” means any proposed final judgment the DOJ may file in any court of law or equity of competent jurisdiction in connection with the Merger, as such proposed final judgment may be modified with the approval of any court of law or equity of competent jurisdiction.

“DOJ Staff” means one or more staff members of the DOJ.

“Employees” means the individuals employed by Seller, Tribune or any of their respective Subsidiaries listed on Section 3.15 of the Disclosure Schedule and any full-time, part-time and per diem employees who become employed by Seller, Tribune or any of their respective Subsidiaries after the date hereof in accordance with Section 6.2 exclusively in connection with the Business; provided, however, that no such Person shall be considered an “Employee” if he or she is not employed by Seller, Tribune or any of their respective Subsidiaries at or after the Cutoff Time. For purposes of the foregoing, an individual shall not be considered “not employed” by virtue of the fact that he or she is on authorized leave of absence, sick leave, short or long term disability leave or military leave.

“Employee Plan” means “employee benefit plan” within the meaning of ERISA Section 3(3), whether or not subject to ERISA, including, but not limited to, all equity or equity-based, change in control, bonus or other incentive compensation, disability, salary continuation, employment, consulting, indemnification, severance, retention, retirement, pension, profit sharing, savings or thrift, deferred compensation, health or life insurance, welfare, employee discount or free product, vacation, sick pay or paid time off agreements, arrangements, programs, plans or policies, and each other material benefit or compensation plan, program, policy, Contract, agreement or arrangement, whether written or unwritten, in each case, which Seller or Tribune, as applicable, sponsors, maintains or contributes to, or is required to contribute to, for the benefit of any of the Employees, but in each case excluding any plan that is a “multiemployer plan” within the meaning of ERISA Section 3(37).

“Employment Agreement” means any Contract of Seller or any Seller Party, as applicable, with any individual Employee pursuant to which Seller or any Seller Party or any of their respective Subsidiaries, as applicable, has an actual or contingent liability to provide compensation and/or benefits in consideration for past, present or future services.

“Environmental Law” means any Law concerning the protection of the environment, pollution, contamination, natural resources or human health or safety relating to exposure to Hazardous Substances.

“Environmental Permits” means Governmental Authorizations required under Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations issued thereunder.

“Estimated Purchase Price” means the Purchase Price, as defined herein, but determined on an estimated basis by Seller in good faith and as reflected in the certificate referenced in Section 2.7(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expenses” means any and all expenses incurred in connection with investigating, defending or asserting any claim, action, suit or proceeding incident to any matter indemnified against hereunder (including court filing fees, court costs, arbitration fees or costs, witness fees, and reasonable fees and disbursements of legal counsel, investigators, expert witnesses, consultants, accountants and other professionals, whether incurred in connection with a third party Proceeding or any Proceeding to enforce the terms of this Agreement or otherwise).

“FCC” means the U.S. Federal Communications Commission.

“FCC Applications” means those applications and requests for waivers required to be filed with the FCC to obtain the approvals of the FCC pursuant to the Communications Act and FCC Rules necessary to consummate the transactions contemplated by this Agreement.

“FCC Consent” means the grant by the FCC of the FCC Applications, regardless of whether the action of the FCC in issuing such grant remains subject to reconsideration or other further review by the FCC or a court.

“FCC Rules” means the rules, regulations, orders and policies of the FCC.

“FTC” means the U.S. Federal Trade Commission.

“Fraud” means common law fraud as determined under the jurisprudence of the State of Delaware solely with respect to the representations and warranties set forth in this Agreement.

“GAAP” means the generally accepted accounting principles in the United States.

“Governmental Authority” means any nation or government, any federal, state or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, any court, tribunal or arbitrator and any self-regulatory organization (including stock exchanges).

“Governmental Authorizations” means any licenses, franchises, approvals, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements (including pursuant to Competition Laws), and notices, filings, registrations, qualifications, declarations and designations with, and other similar authorizations and approvals issued by or obtained from a Governmental Authority.

“Hazardous Substance” means any substance, material or waste listed, defined, regulated or classified as a “pollutant” or “contaminant” or words of similar meaning or effect, or for which liability or standards of conduct may be imposed under any Environmental Law, including petroleum.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” means any and all intellectual property rights throughout the world, whether registered or not, including all (a) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof) (collectively, “Patents”); (b) copyrights and rights in copyrightable subject matter in published and unpublished works of authorship (collectively, “Copyrights”); (c) trade names, trademarks and service marks, logos, corporate names, domain names and other Internet addresses or identifiers, trade dress and similar rights, and all goodwill associated therewith (collectively, “Marks”); (d) registrations and applications for each of the foregoing; (e) rights, title and interests in all trade secrets and trade secret rights arising under common Law, state Law, federal Law or Laws of foreign countries, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use (collectively, “Trade Secrets”); and (f) moral rights, publicity rights and any other intellectual property rights or other rights similar, corresponding or equivalent to any of the foregoing of any kind or nature.

“IRS” means the Internal Revenue Service.

“Knowledge” means (a) with respect to Seller, the actual knowledge, after reasonable inquiry (which, with respect to Tribune Stations, shall be to the extent Seller is entitled to make such inquiry pursuant to the Merger Agreement), of each individual listed in Section 1.1(a) of the Disclosure Schedule and (b) with respect to Buyer, the actual knowledge, after reasonable inquiry, of each individual listed in Section 1.1(b) of the Disclosure Schedule.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), ordinance, code, rule, statute, regulation or other similar requirement or Order enacted, issued, adopted, promulgated, entered into or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, lease, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Loss” means any and all losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, expenses, deficiencies or other charges.

“Market” means the “Designated Market Area,” as determined by The Nielsen Company, of a television broadcast station.

“Material Adverse Effect” means any effect, change, condition, state of fact, development, occurrence or event that, individually or in the aggregate, has a material adverse effect on the financial condition, business, assets or results of operations of the Stations, taken as a whole, excluding any effect, change, condition, state of fact, development, occurrence or event to the extent resulting from or arising out of (a) general economic or political conditions in the United States, (b) changes or conditions generally affecting the industries, markets or geographical areas in which Seller operates or the Market of the Stations, (c) outbreak or escalation of hostilities, acts of war (whether or not declared), terrorism or sabotage or other changes in geopolitical conditions, including any material worsening of such conditions threatened or existing as of the date hereof, (d) any epidemics, natural disasters (including hurricanes, tornadoes, floods or earthquakes) or other force majeure events, (e) any failure by the Stations, or by Seller or Tribune or any of their respective Subsidiaries to meet any internal or published (including analyst) projections, expectations, forecasts, predictions in respect of the Stations’ revenue, earnings or other financial performance or results of operations, or any failure by the Stations to meet its internal budgets, plans or forecasts of its revenue, earnings or other financial performance or results of operations (provided, that the underlying effect, change condition, state of fact, development, occurrence or event giving rise to or contributing to such failure may be considered), (f) changes in GAAP or the interpretation thereof or the adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any Law applicable to the operation of the Business, (g) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request of the prior written consent of Buyer, (h) any change in the market price or trading volume of either Seller or Tribune’s securities (provided that the underlying effect, change, condition, state of fact, development, occurrence or event giving rise to or contributing to such change may be considered), (i) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, or the public announcement or pendency of this Agreement or the Merger Agreement, including any resulting loss or departure of employees or the termination or reduction (or potential reduction) or any other resulting negative development in the relationships, contractual or otherwise, with any advertisers, customers, suppliers, distributors, licensees, licensors, lenders business partners, employees or regulators including the FCC or (j) any Proceeding brought or threatened by stockholders of either Seller or Tribune (whether on behalf of Seller or Tribune or otherwise) asserting allegations of breach of fiduciary duty relating to this Agreement or the Merger Agreement or violations of securities Laws solely in connection with the Merger or the transactions contemplated by this Agreement; provided, that with respect to (a), (b) and (f), any effect, change, condition, state of fact, development, occurrence or event may be considered to the extent it disproportionately affects the Business compared to other participants in the broadcast television industry or in the Markets of the Stations.

“MVPD” means any multi-channel video programming distributor, including cable systems, telephone companies and direct broadcast satellite systems.

“Nexstar Station Business” means, collectively, the businesses of each of the Nexstar Stations (and shall not include the Other Stations or any other businesses or assets of Seller or Tribune or any of their respective Subsidiaries).

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, injunction, decree, consent decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

“Other Nexstar Stations” means any television broadcast station owned and/or operated by Seller or any of its Subsidiaries (other than the Nexstar Stations).

“Other Stations” means collectively, the Other Nexstar Stations and the Other Tribune Stations.

“Other Tribune Stations” means any television broadcast station owned and/or operated by Tribune or any of its Subsidiaries (other than the Tribune Stations).

“Permitted Liens” means (a) Liens for Taxes, assessments or other governmental charges which are not yet due and payable or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the Balance Sheet, (b) terms and conditions of any leases assumed by Buyer, (c) Liens of landlords and Liens of carriers, warehousemen, mechanics’, workers’, repairers’ and materialmen and other similar Liens imposed by Law arising in the ordinary course of the Business which are not yet due and payable or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the Balance Sheet, so long as such Lien does not materially interfere with the use of the Real Property as currently used in the operation of the Business, (d) Liens that are released prior to or as of the Closing Date, including mortgages and security interests securing indebtedness, or any other monetary Lien, of Seller or any Seller Party, (e) zoning, entitlement, building codes and other land use regulations, ordinances or legal requirements imposed by any Governmental Authority having jurisdiction over real property; (f) all rights relating to the construction and maintenance in connection with any public utility of wires, poles, pipes, conduits and appurtenances thereto, on, under or above real property; (g) any state of facts which an accurate survey or inspection of real property would disclose and which, individually or in the aggregate, do not materially impair the value or continued use of such real property for the purposes for which it is used by such person, (h) title exceptions disclosed by any title insurance commitment or title insurance policy issued by a title company and delivered or otherwise made available to the Seller or Tribune, as applicable, prior to the date hereof, (i) easements, servitudes, rights-of-way, covenants, consents, conditions, reservations, encroachments, leases, licenses, minor defects, irregularities or imperfections in title and other restrictions which in the aggregate could not reasonably be expected to materially impair the use of the Purchased Assets for the purposes for which they are currently being used, (j) any interest or title of a lessor under an operating lease or capitalized lease or of any licensor under a license, (k) Liens created under any Station Agreement, (l) other non-monetary Liens which do not materially impair the existing use of the property affected by such Liens, (m) grants of non-exclusive licenses or other non-exclusive rights with respect to Intellectual Property that do not secure indebtedness, and (n) the items set forth on Schedule 1.1(c).

“Person” means an individual, group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934), corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Proceeding” means any suit, action, claim, proceeding, arbitration, mediation, audit or hearing (in each case, whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Authority.

“Program Rights” means rights to broadcast and rebroadcast television programs, feature films, shows or other television programming.

“Prorated Taxes” means all personal property, real property, intangible property and other ad valorem Taxes imposed on or with respect to the Business and/or the Purchased Assets for any Straddle Period.

“Retained Names and Marks” means all (a) Marks containing or incorporating the term “Nexstar” or “Tribune”, (b) other Marks owned by Seller, Tribune or any of their respective Subsidiaries (other than Marks included in the Purchased Intellectual Property), (c) variations or acronyms of any of the foregoing, and (d) Marks confusingly similar to or dilutive of any of the foregoing.

“R&W Insurance Policy” means that certain representations and warranties insurance policy to be obtained by Buyer after the date hereof.

“R&W Insurer” means insurance carrier(s) selected by Buyer to provide the R&W Insurance Policy.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Group Member” means Seller, its Affiliates, each of their successors and assigns, and their respective directors, officers, employees, agents and representatives.

“Seller Party” means each of Seller, Tribune; Tribune Broadcasting Company II, LLC; Tribune Broadcasting Fort Smith, LLC; Tribune Broadcasting Fort Smith License, LLC; Local TV Pennsylvania License, LLC; Tribune Broadcasting Hartford, LLC; WNEP, LLC; WPMT, LLC; WQAD, LLC; WQAD License, LLC; Tribune Television Company; Local TV Iowa, LLC; Mohawk Broadcasting, Ltd.; WNEP Tribune Media AP; Capital Communications Company, Inc.; Pappas Telecasting of Iowa, L.L.C.; NYT Broadcast Holdings, LLC; Huntsville T.V., LLC; Huntsville Television Acquisition Corporation; Minor Hill Holdings, LLC; TV 34, Inc.; Clear Channel Broadcasting, Inc.; WNEP-TV, Inc.; CT-121 Wawarme Avenue, LLC; CT-WTIC, LLC; PA-Queen Street, LLC; PA-Moosic-16 Montage Mountain Road, LLC; PA-South Abington-RT 11 and Morgan, Hwy, LLC; PA-Ransom, LLC; PA-Luzerne County – Penobscot Mountain, LLC; IA-Alleman Polk County, LLC; IL-Moline-3003 Park 16 Street, LLC; IL-Orion – 2880 North 1100 Avenue, LLC; AR-Fort Smith – 318 North 13th Street LLC; AR-Van Buren – 179 Gladewood Road, LLC; Nexstar Broadcasting, Inc.; and the other direct or indirect Subsidiaries of Seller or Tribune which own, or have the right to transfer, the Purchased Assets, which are sometimes referred to collectively as “Seller Parties.”

“Sharing Agreement” means a local marketing, joint sales, shared services or similar Contract.

“Station Licenses” means the FCC licenses, permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the Stations, or otherwise granted to or held by Seller, Tribune or any of their respective Subsidiaries or any Station Sharing Company that are material to the operations of the Stations.

“Station Sharing Company” means each Person set forth on Section 1.1(d) of the Disclosure Schedule with whom Seller, Tribune or any of their respective Subsidiaries has a Sharing Agreement.

“Straddle Period” means any taxable period beginning before and ending on or after the Closing Date.

“Subsidiary” means with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (a) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (b) representing more than 50% such securities or ownership interests are at the time directly or indirectly owned by such Person.

“Tax” means any tax, including gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, capital, goods and services, gross income, business, environmental, severance, service, service use, unemployment, social security, national insurance, stamp, custom, excise or real or personal property, alternative or add-on minimum or estimated taxes, or other like assessment or charge, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto, whether disputed or not.

“Tax Return” means any report, return, declaration or statement with respect to Taxes, including information returns, and in all cases including any schedule or attachment thereto or amendment thereof.

“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax (domestic or foreign).

“Third Party” means any Person other than Buyer, Seller, Tribune or any of their respective Affiliates.

“Trade Agreement” means any Contract, oral or written, other than film and program barter agreements, pursuant to which Seller or Tribune, as applicable, has agreed to sell or trade commercial air time or commercial production services of a Station in consideration for any property or service in lieu of cash.

“Transactions” means the transactions contemplated by this Agreement.

“Transfer Taxes” means all transfer, documentary, excise, sales, value added, goods and services, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges, incurred in connection with the consummation of the transactions contemplated by this Agreement.

“Treasury Regulation” means regulations promulgated under the Code.

“Tribune Station Business” means, collectively, the businesses of each of the Tribune Stations (and shall not include the Other Stations or any other businesses or assets of Seller or Tribune or any of their respective Subsidiaries).

Section 1.2.    Table of Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Active Employees	Section 6.2(a)
Agreed Adjustments	Section 2.8(b)
Agreement	Preamble
Assignment of Station Licenses	Section 2.10(a)
Assumed Liabilities	Section 2.3(a)
Balance Sheet	Section 3.5
Balance Sheet Date	Section 3.5
Barred Stations	Section 5.2(h)
Bill of Sale and Assignment and Assumption Agreement	Section 2.10(a)
Buyer	Preamble
Buyer Ancillary Agreements	Section 4.2
Buyer’s 401(k) Plan	Section 6.2(c)
Claim Notice	Section 8.3(a)
Closing	Section 2.4
Closing Date	Section 2.4
Closing Date Balance Sheet	Section 2.8(b)
Closing Date Payment	Section 2.7(b)
Collective Bargaining Agreement	Section 3.15(b)
Confidentiality Agreement	Section 5.5(b)
Consent Decree	Section 3.3
Copyrights	Section 1.1
Disclosure Schedule	Section 10.4
Disputed Items	Section 2.8(c)
Employment Commencement Date	Section 6.2(a)
Enforceability Exceptions	Section 3.2(b)
Excluded Assets	Section 2.2
Excluded Liabilities	Section 2.3(b)
FCC Applications	Section 5.2(a)
Financing	Section 6.8
Inactive Employees	Section 6.2(a)
Indemnified Party	Section 8.3(a)
Indemnitor	Section 8.3(a)

Term	Section
Independent Accounting Firm	Section 2.8(c)
Joinder Agreement	Section 2.10(a)
Marks	Section 1.1
Merger	Recitals
Merger Agreement	Recitals
Merger Sub	Recitals
Multi-Station Contract	Section 5.6
Nexstar	Recitals
Objection Notice	Section 2.8(b)
Owned Real Property	Section 3.10(a)
Patents	Section 1.1
Post-Closing Covenants	Section 8.1
Pre-Closing Covenants	Section 8.1
Preliminary Closing Balance Sheet	Section 2.8(a)
Preliminary Closing Date Working Capital Calculation	Section 2.8(a)
Preliminary Purchase Price	Section 2.8(a)
Purchase Price	Section 2.5
Purchased Assets	Section 2.1
Purchased Intellectual Property	Section 2.1(e)
PZR	Section 6.7
Real Property	Section 3.11(d)
Real Property Leases	Section 3.10(d)
Required Consents	Section 5.2(g)
Registered Intellectual Property	Section 3.12(a)
Representatives	Section 5.5(a)
Resolution Period	Section 2.8(b)
Restricted Period	Section 6.6(a)
Review Period	Section 2.8(b)
Seller	Preamble
Seller Ancillary Agreements	Section 3.1(a)
Seller’s 401(k) Plan	Section 6.2(c)
Solvent	Section 4.7
Station Agreements	Section 3.17(b)
Stations	Recitals
Surveys	Section 6.7
Tangible Personal Property	Section 2.1(d)
Termination Date	Section 9.1(a)(v)
Third Person Claim Notice	Section 8.4(a)
Title Commitments	Section 6.7
Tower Leases	Section 3.11(b)
Tower Lease Property	Section 3.11(b)
Trade Secrets	Section 1.1
Transferred Employees	Section 6.2(a)
Transition Services Agreement	Section 2.10(a)
Tribune	Recitals

Term	Section
Tribune Stations	Recitals
WARN Act	Section 3.15(f)

Section 1.3.    Other Definitional and Interpretative Provisions.

(a)    Rules of Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in, and made a part of, this Agreement, as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References herein to “$” or dollars will refer to United States dollars, unless otherwise specified. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. References to any period of days will be deemed to be to the relevant number of calendar days, unless otherwise specified. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

(b)    Sharing Companies. Each representation made by Seller hereunder regarding any Station Sharing Company shall be deemed to be made to the Knowledge of Seller whether or not so specified. Notwithstanding anything in this Agreement to the contrary, Seller shall have no duty or obligation hereunder, or in the transactions contemplated hereby, to cause any Station Sharing Company to take any action or to forego from taking any action, except to the extent that Seller, Tribune or any of their respective Subsidiaries have a right to cause such Station Sharing Company to take such action or forego from taking such action under any Contracts to which Seller, Tribune or any of their respective Subsidiaries is a party.

ARTICLE II

PURCHASE AND SALE OF PURCHASED ASSETS

Section 2.1.    Purchase and Sale of Purchased Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall, and pursuant to the terms of the Joinder Agreement shall cause each Seller Party to, sell, transfer, assign, convey and deliver to Buyer, and Buyer shall purchase from Seller and the applicable Seller Parties, pursuant to this Agreement, free and clear of all Liens (except for Permitted Liens), all of the right, title and interest of Seller or any Seller Party in and to the assets, and properties of every kind and description, real, personal or mixed, tangible or intangible then owned or held by Seller or any Seller Party and used primarily in the Business (except as expressly set forth below) (herein collectively referred to as the “Purchased Assets”), including all right, title and interest of Seller and the Seller Parties as of the Closing to the following (excepting only the Excluded Assets):

(a)    (x) The Station Licenses and (y) all other assignable Governmental Authorizations primarily related to the Stations, and including any applications therefor and renewals or modifications thereof between the date hereof and Closing;

(b)    All accounts receivable generated by the Business for periods prior to the Closing Date;

(c)    All of (i) the real property interests owned by Seller or any Seller Party, as applicable, that are primarily used or primarily held for use in the Business, including but not limited to all Owned Real Property; and (ii) the Tower Leases described in Section 3.11(b) of the Disclosure Schedule and the Real Property Leases described in Section 3.11(d) of the Disclosure Schedule applicable to the Stations (in the case of both (i) and (ii) above, including any appurtenant easements, buildings, structures, fixtures and other improvements located thereon);

(d)    All machinery, equipment (including cameras, computers and office equipment), auxiliary and translator facilities, transmitting towers, transmitters, broadcast equipment, antennae, supplies, inventory (including all films, programs, records, tapes, recordings, compact discs, cassettes, spare parts and equipment), vehicles, furniture and other tangible personal property that are primarily owned or primarily held by Seller or any Seller Party, as applicable, and primarily related to any Station, except for any retirements or dispositions thereof made between the date hereof and the Closing in accordance with Section 5.1 (“Tangible Personal Property”);

(e)    All Intellectual Property (other than Registered Intellectual Property) owned or held by Seller or any Seller Party, as applicable, that are primarily related to the Business (the “Purchased Intellectual Property”), including the call signs set forth on Schedule I and Schedule II;

(f)    Subject to Section 5.6, (i) all Contracts of Seller or any Seller Party to the extent such Contracts are primarily related to the Business, as applicable, for the sale or barter of broadcast time on the Stations for advertising or other purposes and made in the ordinary course of the Business and consistent with past practices; (ii) all Contracts of Seller, or any Seller Party, as applicable, to the extent such Contracts are for the purchase or lease, as applicable, of merchandise, supplies, equipment, vehicles or other tangible personal property, or for the receipt of services, in each case used primarily in the Business and made in the ordinary course of the Business and consistent with past practices; (iii) all Contracts listed or described in Section 3.17(a) of the Disclosure Schedule; and (iv) any other Contracts entered into by Seller, or any Seller Party, as applicable, primarily for the Business which (A) is of the general nature described in clauses (i), (ii), (iii), (v), (xii) or (xiii) of Section 3.17(a) of the Disclosure Schedule, but which, by virtue of the threshold amounts or other specific terms set forth in such subsections, is not required to be listed in Section 3.17(a) of the Disclosure Schedule or (B) is entered into after the date hereof consistent with the provisions of Section 5.1 of this Agreement;

(g)    All management and other systems (including computers and peripheral equipment), databases, computer software, disks and similar assets (collectively, and together with other similar information technology assets, “Systems”) owned by Seller, Tribune or any of their respective Subsidiaries which are primarily used in the Business;

(h)    All books and records of Seller, or any Seller Party, as applicable, that are primarily related to the Business, including all files, logs, programming information and studies, technical information and engineering data, news and advertising studies or consulting reports and sales correspondence primarily relating to the Business excluding records relating to Excluded Assets or the Other Stations;

(i)    All prepaid rentals and other prepaid expenses (except for prepaid insurance or to the extent related to the Excluded Assets) to the extent arising from payments made by Seller, or any Seller Party, as applicable, in the ordinary course of the operation of the Business prior to the Cutoff Time for goods or services used primarily in the Business, where such goods or services have not been received prior to the Closing, as allocated in accordance with Section 2.8;

(j)     All advertising customer lists, mailing lists, processes, trade secrets, know-how and other proprietary or confidential information (collectively, “Confidential Information”) owned by Seller, Tribune or any of their respective Subsidiaries which are primarily used in the Business;

(k)    All rights, claims or causes of action of Seller or any Seller Party, as applicable, against third parties arising under warranties from manufacturers, vendors and others and claims against third parties arising out of Environmental Laws in connection with the Purchased Assets to the extent not related to any Excluded Liability in respect of the period following the Cutoff Time;

(l)    All jingles, slogans, commercials and other promotional materials (collectively, “Promotional Materials”) owned by Seller, Tribune or any of their respective Subsidiaries which are used primarily in the Business; and

(m)    All Registered Intellectual Property.

Section 2.2.    Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include the following (herein referred to as the “Excluded Assets”):

(a)    Any cash or cash equivalents (including any marketable securities or certificates of deposit), of Seller or Tribune or any of their respective Subsidiaries, as applicable, other than petty cash held at the Stations and deposits under Contracts included in the Purchased Assets (solely to the extent transferable);

(b)    All bank and other depository accounts of Seller, Tribune or any of their respective Subsidiaries, as applicable;

(c)    All Tangible Personal Property of Seller, Tribune or any of their respective Subsidiaries, as applicable, sold, transferred, retired or otherwise disposed of between the date of this Agreement and the Closing not as a result of a violation of Section 5.1;

(d)    All Station Agreements that are terminated or expire (and are not renewed or extended by Seller, Tribune or any of their respective Subsidiaries, as applicable,) prior to the Closing not as a result of a violation of Section 5.1;

(e)    All claims, rights and interests of Seller or Tribune or any of their respective Subsidiaries, as applicable, in and to any refunds of Taxes or fees of any nature whatsoever, including all items of loss, deduction or credit for Tax purposes, in each case, relating to (i) the Business, the Purchased Assets or the Assumed Liabilities for, or applicable to, periods (or portions thereof) ending on or prior to the Closing Date, (ii) any Excluded Liability or (iii) any other Excluded Asset;

(f)    Any rights, claims or causes of action of Seller, Tribune or any of their respective Subsidiaries, as applicable, whether mature, contingent or otherwise against Third Parties relating to the assets, properties or operations of the Business prior to the Closing Date (including all amounts payable to Seller, Tribune or any of their respective Subsidiaries, as applicable, if any, from the United States Copyright Office or such arbitration panels as may be appointed by the United States Copyright Office that relate to the Business prior to the Closing that have not been paid as of the Closing), but excluding any such rights, claims or causes of action relating to any Assumed Liability;

(g)    All bonds held, Contracts or policies of insurance and prepaid insurance with respect to such Contracts or policies;

(h)    All minute books, stock transfer books, records relating to formation or incorporation, Tax Returns and related documents and supporting work papers and any other records and returns of Seller, Tribune or any of their respective Subsidiaries relating to Taxes, assessments and similar governmental levies (other than real and personal property Taxes, assessments and levies imposed on the Purchased Assets) and any books and records Seller, Tribune or any of their respective Subsidiaries not exclusively relating to the Business;

(i)    Any rights of Seller, Tribune or any of their respective Subsidiaries under any non-transferable shrink-wrapped or click-wrapped licenses of computer software and any other non-transferable licenses of computer software;

(j)    All records prepared in connection with or relating to the sale or transfer of the Stations, including bids received from Third Parties and analyses relating to the Stations and the Purchased Assets;

(k)    The items designated in Section 2.2(k) of the Disclosure Schedule as “Excluded Assets”;

(l)    The Retained Names and Marks;

(m)    All Intellectual Property of Seller, Tribune or any of their respective Subsidiaries, as applicable, (other than the Purchased Intellectual Property);

(n)    All real and personal, tangible and intangible assets of Seller, Tribune or any of their respective Subsidiaries, as applicable, that are primarily used or held for use in any respect in the operation of the Other Stations;

(o)    All records and documents relating to Excluded Assets or to liabilities other than Assumed Liabilities;

(p)    All capital stock or other equity securities of Seller, Tribune or any of their respective Subsidiaries, as applicable, and all other equity interests in any entity that are owned beneficially or of record by Seller, Tribune or any of their respective Subsidiaries;

(q)    Other than as set forth in Section 6.2, all of the benefit or compensation agreements, plans or arrangements sponsored or maintained by Seller, Tribune or any of their respective Subsidiaries (including, without limitation, all Employee Plans) and any assets of any such agreements, plans or arrangements;

(r)    Any intercompany receivables of the Business from Seller, Tribune or any of their respective Subsidiaries, as applicable;

(s)    Any rights of or payment due to Seller, Tribune or any of their respective Subsidiaries under or pursuant to this Agreement or the other agreements with Buyer or any of its Affiliates contemplated hereby;

(t)    Any rights of or payment due to Seller or Tribune under or pursuant to the Merger Agreement or the other agreements between Seller and Tribune and/or any of their respective Affiliates contemplated thereby; and

(u)    Any other assets of Seller or any Seller Party that are not primarily used in, or primarily related to, the Business and that are not otherwise included as “Purchased Assets”.

Section 2.3.    Assumption of Liabilities.

(a)    Upon the terms and subject to the conditions of this Agreement, as of the Closing, Buyer shall assume and shall thereafter be obligated for, and shall agree to pay, perform and discharge in accordance with their terms, the following obligations and liabilities of Seller, Tribune or any of their respective Subsidiaries, whether direct or indirect, known or unknown (except to the extent such obligations and liabilities constitute Excluded Liabilities):

(i)    all liabilities of Seller or any Seller Party to the extent reflected or reserved against on the Closing Date Balance Sheet and included in “Current Liabilities” in the calculation of the Closing Date Working Capital Amount or Closing Date Working Capital Deficit, as the case may be;

(ii)    all liabilities and obligations to the extent relating to the Business or the Purchased Assets arising out of Environmental Laws, whether or not existing on or before the Closing Date, excluding all such liabilities and obligations that are disclosed in Section 3.16 of the Disclosure Schedule, or, to the Knowledge of Seller as of the Closing Date, are otherwise existing;

(iii)    all liabilities and obligations of Seller or any Seller Party to the extent arising after the Closing Date under (A) the Station Agreements and other agreements included as Purchased Assets (including without limitation under the Real Property Leases) and (B) the leases, contracts and other agreements entered into by Seller or any Seller Party with respect to the Stations or the Business after the date hereof consistent with the terms of Section 5.1 of this Agreement, except, in each case, (i) to the extent such liabilities and obligations, but for a breach or default by Seller or any Seller Party would have been paid, performed or otherwise discharged on or prior to the Closing Date or to the extent the same arise out of any such breach or default or (ii) to the extent such liabilities would be for the account of Seller or any Seller Party pursuant to Section 2.3(b);

(iv)    (A) all Taxes (other than any Prorated Taxes or Transfer Taxes) of Buyer for any Tax period, (B) any Prorated Taxes for the portion of any Straddle Period beginning after the Closing Date (determined in accordance with Section 6.1) and (C) any Transfer Taxes that are the responsibility of Buyer pursuant to Section 6.1;

(v)    all liabilities arising from the ownership of the Purchased Assets or the operation of the Business after the Closing Date; and

(vi)    all liabilities and obligations of Buyer or its Affiliates pursuant to Section 6.2 hereof.

All of the foregoing to be assumed by Buyer hereunder are referred to herein as the “Assumed Liabilities.”

(b)    Buyer shall not assume or be obligated for any of, and Seller or Tribune or any of their respective Subsidiaries, as applicable, shall solely retain and be obligated with respect to all of its liabilities or obligations of any and every kind whatsoever, direct or indirect, known or unknown, not expressly assumed by Buyer under Section 2.3(a) and, notwithstanding anything to the contrary in Section 2.3(a), none of the following with respect to Seller, Tribune or any of their respective Subsidiaries (herein referred to as “Excluded Liabilities”) shall be “Assumed Liabilities” for purposes of this Agreement:

(i)    (A) all Taxes (other than any Prorated Taxes or Transfer Taxes) of Seller, Tribune or any of their respective Subsidiaries, as applicable, for any Tax period and (B) any Prorated Taxes for the portion of any Straddle Period ending immediately prior to the Closing Date (determined in accordance with Section 6.1) and (C) any Transfer Taxes that are the responsibility of Seller pursuant to Section 6.1;

(ii)    other than as set forth in Section 6.2, any of the liabilities or obligations whenever arising, related to, associated with or arising out of the benefit or compensation agreements, plans or arrangements sponsored or maintained by Seller, Tribune or any of their respective Subsidiaries (including, without limitation, all Employee Plans);

(iii)    all liabilities or obligations of Seller, Tribune or any of their respective Subsidiaries, whenever arising, related to, associated with or arising out of their participation in any multiemployer plan within the meaning of Section 3(37) of ERISA;

(iv)    all liabilities or obligations of Seller, Tribune or any of their respective Subsidiaries, whenever arising, related to, associated with or arising out of their failure to comply with the terms of a Collective Bargaining Agreement assumed by Buyer or its Affiliates;

(v)    all liabilities and obligations to the extent existing as of the Closing Date and relating to the Business or the Purchased Assets arising out of Environmental Laws in respect of matters disclosed in Section 3.16 of the Disclosure Schedule, or, to the Knowledge of Seller as of the Closing Date, that are otherwise existing as of the Closing Date;

(vi)    any intercompany payables of the Business owing to any of the Affiliates of Seller, Tribune or any of their respective Subsidiaries, as applicable;

(vii)    any liabilities or obligations of Seller, Tribune or any of their respective Subsidiaries, as applicable, under this Agreement, the Merger Agreement or the Ancillary Agreements;

(viii)    any liability or obligation of Seller or any Seller Party, as applicable, in respect of indebtedness for borrowed money or any intercompany payable of Seller or any Seller Party, as applicable, or any of their respective Affiliates;

(ix)    except for the liabilities enumerated in sub-clauses of Section 2.3(a), any liabilities of Seller or any Seller Party, as applicable, to the extent arising prior to the Cutoff Time in connection with the ownership or operation of the Purchased Assets or the Business; and

(x)    any liabilities or obligations, whenever arising, related to, associated with or arising out of the Excluded Assets.

Section 2.4.    Closing Date. Subject to the provisions of this Agreement, if all of the conditions set forth in Article VII (other than the condition set forth in Section 7.1(c)) are satisfied or, if legally permissible, waived (other than those conditions that by their nature are to be satisfied (or validly waived) at the Closing, but subject to such satisfaction or waiver) as of the Merger Closing Date, the purchase and sale of the Purchased Assets provided for in Section 2.1 (the “Closing”) shall take place at 10:00 a.m., Eastern Time, on the Merger Closing Date, substantially concurrently with the consummation of the Merger, at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022; provided, that if all of the conditions set forth in Article VII are not satisfied or, if legally permissible, waived (other than those conditions that by their nature are to be satisfied (or validly waived) at the Closing, but subject to such satisfaction or waiver) as of the Merger Closing Date, then the Closing shall be consummated on the date that is two (2) Business Days following the satisfaction or, to the extent legally permissible, waiver of the conditions set forth in Article VII, or such other time as may be determined by mutual agreement of Seller and Buyer. The date on which the Closing occurs in accordance with this Section 2.4 shall be referred to herein as the “Closing Date”.

Section 2.5.    Purchase Price. The purchase price for the Purchased Assets (the “Purchase Price”) shall be equal to (i) Seven Hundred Forty Million Dollars ($740,000,000), plus (ii) the Closing Date Working Capital Amount, or minus (iii) the Closing Date Working Capital Deficit.

Section 2.6.    Proration and Adjustments. In determining the Closing Date Working Capital Amount or the Closing Date Working Capital Deficit, as the case may be, Buyer and Seller shall prorate all income earned and all expenses incurred in connection with the Business and operation of the Stations as of the Cutoff Time. Sales commissions earned by Employees of Seller or any Seller Party, as applicable, prior to the Cutoff Time and related to the sale of advertisements broadcast on any Station prior to the Cutoff Time shall be the responsibility of Seller or the Seller Parties, and sales commissions related to the sale of advertisements broadcast on any Station after the Cutoff Time shall be the responsibility of Buyer. It is agreed and understood by the parties that (i) any payables by Seller or any Seller Party, as applicable, that are contractually due in the month in which the Closing takes place shall be apportioned on a pro rata basis based upon the number of days in the calendar month which includes the Cutoff Time, (ii) accounts receivable shall be calculated net of a bad debt reserve equal to 2% of the total gross amount of the outstanding receivables shall be included as a Current Liability; and (iii) any amounts payable by Buyer pursuant to Section 6.2(i) regardless of when such payments are required to be made (including, but not limited to, the employer’s portion of any withholding Taxes payable in connection with such payments) not to exceed $1,000,000 in the aggregate (the “Tribune Bonus Amount”) shall not be included as a Current Liability. Sections 2.6, 2.7 or 2.8 shall not be interpreted, however, so as to provide a double payment or double credit to Seller or Buyer for any item in the calculation of the Closing Date Payment or the Closing Date Balance Sheet. Without limiting the foregoing, Buyer and Seller agree that:

(a)    “Current Assets,” as used herein, shall include prepaid expenses reflecting amounts paid by Seller or any Seller Party, as applicable, prior to the Cutoff Time which represent benefits to be realized on or after the Cutoff Time under Contracts included in the Purchased Assets or otherwise relating to any Station to the extent the same do not relate to Excluded Assets; and

(b)    “Current Liabilities,” as used herein, shall include accounts payable and accrued expenses reflecting expenses and costs incurred prior to the Cutoff Time which represent benefits realized before the Cutoff Time under Contracts included in the Purchased Assets or otherwise relating to any Station to the extent the same do not relate to Excluded Liabilities or have not otherwise been paid. For the avoidance of doubt, (A) any unpaid, accrued vacation and sick leave for any Transferred Employees will be included as a Current Liability (other than any amounts required by applicable Law to be paid at or prior to Closing, which amounts shall be paid by Seller) and (B) bonuses and other incentive compensation to Transferred Employees in respect of the portion of 2019 (or, if applicable, 2020) ending on the Closing Date shall be included as a Current Liability other than the Tribune Bonus Amount.

Section 2.7.    Determination of Estimated Purchase Price; Payment on Closing Date.

(a)    At least five (5) Business Days prior to the Closing Date, Seller shall deliver to Buyer a certificate executed on behalf of Seller by an authorized officer thereof, dated the date of its delivery, setting forth Seller’s good faith estimate of (i) the Closing Date Working Capital Amount or the Closing Date Working Capital Deficit, as the case may be, and (ii) the Estimated Purchase Price. Such certificate shall be based on the then most recently available monthly financial statements of the Seller Parties, as they relate to the Stations, and shall reflect Seller’s estimate of the prorations contemplated by Section 2.6 as of the Cutoff Time; and

(b)    On the Closing Date, Buyer shall pay Seller an amount equal to the Estimated Purchase Price (the “Closing Date Payment”) by bank wire transfer of immediately available funds to such bank account or accounts designated by Seller for such purpose not less than two (2) Business Days before the Closing Date.

Section 2.8.    Determination of Closing Date Working Capital and Purchase Price.

(a)    As promptly as practicable following the Closing Date (but not later than one hundred twenty (120) days after the Closing Date), Buyer shall:

(i)    prepare, in accordance with the Agreed Accounting Principles, a balance sheet as of the Cutoff Time with respect to the Purchased Assets and the Assumed Liabilities (the “Preliminary Closing Date Balance Sheet”);

(ii)    determine the Purchase Price in accordance with the provisions of this Agreement (such Purchase Price as determined by Buyer being called the “Preliminary Purchase Price”); and

(iii)    deliver to Seller a certificate executed by Buyer by an authorized officer thereof setting forth or attaching Preliminary Closing Date Balance Sheet and Buyer’s calculation of the Closing Date Working Capital Amount or the Closing Date Working Capital Deficit, as the case may be (the “Preliminary Closing Date Working Capital Calculation”) derived therefrom and the Preliminary Purchase Price.

(b)    Seller shall have thirty (30) Business Days following receipt of the certificate referenced in Section 2.8(a) (the “Review Period”) in which to review the Preliminary Closing Date Balance Sheet, the Preliminary Purchase Price and the Preliminary Closing Date Working Capital Calculation. In the event Seller does not object to the Preliminary closing Date Balance Sheet of the Preliminary Purchase Price or the Preliminary Closing Date Working Capital

Calculation prior to expiration of the Review Period, the Preliminary Closing Date Balance Sheet, the Preliminary Purchase Price and the Preliminary Closing Date Working Capital Calculation shall become (i) the “Closing Date Balance Sheet,” (ii) the “Purchase Price” and (iii) the “Closing Date Working Capital Amount” or the “Closing Date Working Capital Deficit,” as the case may be, respectively, for all purposes of this Agreement, including for purposes of determining the adjustment payment (if any) specified in Section 2.9. In the event Seller objects to the Preliminary Closing Date Balance Sheet, the Preliminary Purchase Price or the Preliminary Closing Date Working Capital Calculation, Seller shall give a written notice to Buyer specifying its objections in reasonable detail and the basis therefor, prior to expiration of the Review Period (“Objection Notice”). During the fifteen (15) Business Day period following Buyer’s receipt of the Objection Notice (the “Resolution Period”), Buyer and Seller shall attempt to resolve the differences specified in the Objection Notice and any resolution by them (evidenced in writing) of such differences (the “Agreed Adjustments”) shall be final, binding and conclusive. In the event Buyer and Seller resolve all disputed items set forth in the Objection Notice by the Agreed Adjustments, the Preliminary Closing Date Balance Sheet, the Preliminary Purchase Price and the Preliminary Closing Date Working Capital Calculation, in each case as adjusted by the Agreed Adjustments, shall become (x) the “Closing Date Balance Sheet,” (y) the “Purchase Price” and (z) the “Closing Date Working Capital Amount” or the “Closing Date Working Capital Deficit,” as the case may be, respectively, for all purposes of this Agreement, including for purposes of determining the adjustment payment (if any) specified in Section 2.9.

(c)    If at the conclusion of the Resolution Period any objections raised by Seller remain unresolved, then the amounts so in dispute (the “Disputed Items”) shall be submitted to BDO USA, LLP or another firm of independent public accountants (the “Independent Accounting Firm”) mutually selected by Seller and Buyer within ten (10) Business Days after the expiration of the Resolution Period. The Independent Accounting Firm shall, acting as an expert and not as an arbiter, determine and resolve, based solely on presentations by Buyer and Seller, and not by independent review, the proper calculation of the Disputed Items, consistent with the Agreed Accounting Principles. In resolving the Disputed Items, the Independent Accounting Firm’s determination shall be no higher or lower than the respective amounts proposed by Buyer and Seller. The Independent Accounting Firm’s determination shall be made within thirty (30) Business Days of its selection, shall be set forth in a written statement delivered to Buyer and Seller and shall be final, binding and conclusive on the parties hereto. The Preliminary Closing Date Balance Sheet, the Preliminary Purchase Price and the Preliminary Closing Date Working Capital Calculation shall be adjusted to reflect all Agreed Adjustments and the resolution of all Disputed Items by the Independent Accounting Firm and, as so adjusted, shall be (i) the “Closing Date Balance Sheet,” (ii) the “Purchase Price” and (iii) the “Closing Date Working Capital Amount” or the “Closing Date Working Capital Deficit,” as the case may be, respectively, for all purposes of this Agreement, including for purposes of determining the adjustment payment (if any) specified in Section 2.9 (absent fraud or manifest error).

(d)    The parties hereto shall make available to Buyer, Seller and, if applicable, the Independent Accounting Firm, such books, records and other information (including work papers) as any of the foregoing may reasonably request to prepare or review the Preliminary Closing Date Balance Sheet, the Preliminary Purchase Price and the Preliminary Closing Date Working Capital Calculation or any matters submitted to the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be paid by Buyer and Seller in inverse proportion as such parties may prevail based on the determination of the Independent Accounting Firm of the unresolved objections submitted to it pursuant to Section 2.8(c) as such proportionate allocation may be determined by the Independent Accounting Firm.

Section 2.9.    Purchase Price Adjustment. Promptly (but not later than five (5) Business Days) after the determination of the Purchase Price pursuant to Section 2.8 that is final and binding as set forth herein:

(i)    if the Purchase Price as finally determined pursuant to Section 2.8 exceeds the Estimated Purchase Price, Buyer shall pay to Seller, by wire transfer of immediately available funds to such bank accounts of Seller as Seller shall designate in writing to Buyer, the difference between the Purchase Price and the Estimated Purchase Price; or

(ii)    if the Purchase Price as finally determined pursuant to Section 2.8 is less than the Estimated Purchase Price, Seller shall pay to Buyer, by wire transfer of immediately available funds to such bank accounts of Buyer as Buyer shall designate in writing to Seller, the difference between the Purchase Price and the Estimated Purchase Price.

Section 2.10.    Closing Date Deliveries.

(a)    At the Closing, Seller shall deliver or cause to be delivered to Buyer each of the following, in each case, to the extent applicable, duly executed by Seller or the applicable Seller Party: (i) counterparts of a bill of sale and assignment and assumption agreement, substantially in the form of Exhibit A (the “Bill of Sale and Assignment and Assumption Agreement”), providing for the conveyance of all of the Purchased Assets (other than the Owned Real Property and the Station Licenses) relating to the applicable Station(s) and the assumption of all of the Assumed Liabilities relating to the applicable Station(s), (ii) counterparts of an assignment of the Station Licenses from the appropriate Seller Party, substantially in the form of Exhibit B (the “Assignment of Station Licenses”), assigning to Buyer (or its permitted assignee) the Station Licenses and all other assignable Governmental Authorizations issued by the FCC primarily relating to the applicable Station(s), (iii) duly executed counterparts of a transition services agreement, substantially in the form of Exhibit C (the “Transition Services Agreement”), (iv) special or limited warranty deeds (in the customary form for such jurisdiction) conveying to Buyer (or its permitted assignee) the Owned Real Property, (v) all of the documents and instruments required to be delivered by Seller pursuant to Article VII, (vi) specific assignment and assumption agreements duly executed by Seller or the appropriate Seller Party, relating to any agreements included as Purchased Assets that Buyer or Seller have determined to be reasonably necessary to assign such agreements to Buyer (or its permitted assignee) and for Buyer (or its permitted assignee) to assume the Assumed Liabilities thereunder, (vii) a duly executed certificate of non-foreign status that meets the requirements set forth in Treasury Regulations Section 1.1445-2(b)(2), (viii) certified copies of all duly adopted shareholders, members, board of director, governing body or other authorizing resolutions necessary to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements by Seller, including the consummation of the Transactions, (x) a Form W-9 properly completed and duly executed by Seller in form and substance reasonably satisfactory to Buyer, (xi) any documents or other deliveries that may be reasonably requested by Buyer to clear or otherwise remedy any defect or Lien (other than Permitted Liens), including but not limited to, discharges of mortgages and UCC termination statements, (xii) any transfer notices reasonably required by the terms of the Real Property Leases, (xiii) a certificate of good standing of Seller and each Seller Party, issued as of a recent date by its State of incorporation or formation, as applicable, (xiv) the Joinder Agreement signed by each Seller Party, effective immediately after the consummation of the Merger, substantially in the form of Exhibit D (the “Joinder Agreement”), and (xv) such other documents and instruments as are reasonably necessary to consummate the Transactions.

(b)    At the Closing, Buyer shall deliver to Seller (i) the Closing Date Payment in accordance with Section 2.7, (ii) duly executed counterparts to (A) the Bill of Sale and Assignment and Assumption Agreement and (B) the Transition Services Agreement, (iii) all of the documents and instruments required to be delivered by Buyer pursuant to Article VII, (iv) specific assignment and assumption agreements duly executed by Buyer relating to any agreements included as Purchased Assets that are reasonably necessary to assign such agreements to Buyer or for Buyer to assume the Assumed Liabilities thereunder.

Section 2.11.    Further Assurances.

(a)    From time to time following the Closing, Seller shall execute and deliver, or cause to be executed and delivered, to Buyer such other instruments of conveyance and transfer as Buyer may reasonably request or as may otherwise be necessary to effectively convey and transfer to, and vest in, Buyer, and put Buyer in possession of, all or any portion of the Purchased Assets.

(b)    Without limiting Section 5.2(g), to the extent that any Station Agreement or other Contract included as a Purchased Asset cannot be assigned without consent and such consent is not obtained prior to the Closing, Seller shall use reasonable best efforts to provide to Buyer the benefits of any such Contract and Buyer shall perform or discharge on behalf of Seller all obligations and liabilities under such Contract that constitute Assumed Liabilities. In addition to Buyer’s obligations pursuant to the foregoing sentence, as to any Station Agreement or other Contract included as a Purchased Asset that is not effectively assigned to Buyer as of the Closing Date but is thereafter effectively assigned to Buyer, Buyer shall, from and after the effective date of such Contract, assume, and shall thereafter pay, perform and discharge as and when due, all Assumed Liabilities of Seller, Tribune or any of their respective Subsidiaries arising under such Contract.

(c)    From time to time following the Closing, Buyer shall execute and deliver, or cause to be executed and delivered, to Seller such other undertakings and assumptions as Seller may reasonably request or as may be otherwise necessary to effectively evidence Buyer’s assumption of and obligation to pay, perform and discharge the Assumed Liabilities.

(d)    Seller shall, and shall cause Tribune and their respective Affiliates to, promptly pay or deliver (without right of set off) to Buyer (or its designated Affiliates) any monies or checks in connection with, arising out of, or relating to the Business, the Purchased Assets or the Assumed Liabilities that have been sent to Seller or Tribune or any of their respective Affiliates after the Closing Date by customers, suppliers or other contracting parties of the Business or the

Purchased Assets to the extent such monies or checks are not Excluded Assets. If, following the Closing, Buyer, Seller or Tribune becomes aware that Seller, Tribune or any of their respective Affiliates owns or holds any asset or right that constitutes a Purchased Asset but which has not been transferred to Buyer in connection with the consummation of the transactions hereunder, such party shall promptly inform the other party of that fact. Thereafter, at the request of Buyer, Seller or Tribune shall execute, or cause the relevant Affiliate of Seller or Tribune to execute, such documents as may be reasonably necessary to cause the transfer of any such asset or right to Buyer or any other entities nominated by Buyer for no additional consideration, and Buyer shall do all such things reasonably necessary to facilitate such transfer.

(e)    Buyer shall, and shall cause its applicable Affiliates to, promptly pay or deliver (without right of set off) to Seller or Tribune or any of their respective Affiliates any monies or checks to the extent they are not due to the Business or a Purchased Asset or are in respect of an Excluded Asset or Excluded Liability hereunder. If, following the Closing, Buyer, Seller or Tribune becomes aware that Buyer or any of its Affiliates owns or holds any asset or right that is not a Purchased Asset and that was owned by Seller or Tribune or any of their respective Affiliates immediately prior to the Closing, such party shall promptly inform the other party of that fact. Thereafter, at the request of Seller or Tribune, Buyer shall execute, or cause the relevant Affiliate of Buyer to execute, such documents as may be reasonably necessary to cause the transfer of any such asset or right to Seller or Tribune or such other Person designated by Seller or Tribune for no consideration, and Seller or Tribune shall do all such things reasonably necessary to facilitate such transfer.

Section 2.12.    Allocation of Purchase Price. Following the Closing Date, Buyer shall provide to Seller an allocation of the applicable portions of the Purchase Price in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provisions of state, local, or non-U.S. Law, as appropriate). Seller shall provide Buyer with any comments to such allocation within fifteen (15) days after the date of receipt by Seller, and Seller and Buyer shall negotiate in good faith to finalize such allocation no later than sixty (60) days prior to the earliest due date (taking into account, for these purposes, any applicable extension of a due date) for the filing of a Tax Return to which such allocation is relevant (unless Seller does not provide any comments within such fifteen-day period, in which case Buyer’s allocation shall be deemed final). If the parties are unable to mutually agree to such allocation then the parties shall have no further obligation under this Section 2.12, and each party shall make its own determination of such allocation for financial and tax reporting purposes, which determination, for the avoidance of doubt, shall not be binding on the other party.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to Section 10.4 and except as set forth on the Disclosure Schedule, Seller represents and warrants to Buyer as follows:

Section 3.1.    Corporate Existence and Power. Each of Seller and Tribune is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each of Seller and Tribune has all corporate power and authority to carry on its

Business as now conducted, is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary for the conduct of its Business, and to use the Purchased Assets as now used by it, except where any failure to have such power or authority or to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.2.    Corporate Authorization. Seller has all requisite corporate power and authority to execute and deliver this Agreement and all of the other agreements and instruments to be executed and delivered by Seller pursuant hereto (collectively, the “Seller Ancillary Agreements”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Ancillary Agreements by Seller, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller and no other corporate proceeding on the part of Seller is necessary to authorize the execution and delivery of this Agreement and Seller Ancillary Agreements, the performance by Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Seller Ancillary Agreement, assuming due authorization, execution and delivery by Buyer, constitutes or will constitute a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium, receivership or other similar Laws relating to or affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) (collectively, the “Enforceability Exceptions”).

Section 3.3.    Governmental Authorization. The execution and delivery of this Agreement by Seller and the performance of its obligations hereunder require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of HSR Act, (b) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports or informational filings required in connection therewith under the Communications Act and the FCC Rules, (c) the obtaining of the DOJ Consent, (d) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities Laws, (e) compliance with any applicable requirements of the NYSE, (f) execution of the Acknowledgement of Applicability attached as Exhibit 2 to the Proposed Final Judgment filed by the DOJ on December 13, 2018 in the matter United States v. Sinclair Broadcast Group et. al., Case No. 1:18-cv-02609-TSC (the “Consent Decree”), and (g) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.4.    Non-Contravention. The execution and delivery of this Agreement and the Seller Ancillary Agreements by Seller, or any Seller Party, as applicable, and the performance of its obligations hereunder and thereunder do not and will not, assuming the authorizations, consents and approvals referred to in clauses (a) through (d) of Section 3.3 are obtained, (a) conflict with or breach any provision of the certificate of incorporation or bylaws of Seller, (b) conflict with or breach any provision of any Law or Order, (c) conflict with or breach, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Station Agreement or any material indenture, note, mortgage, lease or guaranty to which Seller or any Seller Party is party or which is binding upon Seller or any Seller Party, any of the Purchased Assets or any license, franchise, permit, certificate, approval or other similar authorizations affecting the Business or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any of the Purchased Assets, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.5.    Financial Statements. Section 3.5 of the Disclosure Schedule contains (a) the unaudited balance sheets of the Business with respect to each Station as of December 31, 2017 and December 31, 2016, respectively, and the related unaudited statements of income for the years then ended and (b) the unaudited balance sheet (the “Balance Sheet”) with respect to each Station as of December 31, 2018 (the “Balance Sheet Date”). Each of such balance sheets and statements of income (i) fairly present in all material respects the financial position and results of operations of the Business with respect to each Station as of their respective dates and for the respective periods covered thereby and (ii) have been derived from the books and records of each of Seller Party relating to the Business.

Section 3.6.    Absence of Certain Changes.

(a)    Since December 31, 2017 through the date of this Agreement, there has not been any effect, change, development or occurrence in or with respect to the financial condition or the results of operations of the Business that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    Since December 31, 2017 through the date of this Agreement, except as for events giving rise to and the discussion and negotiation of this Agreement and the Merger Agreement, the Business has been conducted in all material respects in the ordinary course of business.

Section 3.7.    No Undisclosed Material Liabilities. There are no liabilities or obligations of the Business that would be required by GAAP, as in effect on the date hereof, to be reflected on the balance sheet of each Station prepared in accordance with the Agreed Accounting Principles (including the notes thereto), other than (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Balance Sheet Date, (c) liabilities or obligations arising out of the preparation, negotiation and consummation of the transactions contemplated by this Agreement or the Merger Agreement or to be performed in the ordinary course of business pursuant to the Station Agreements or other Contracts included in the Purchased Assets and (d) liabilities or obligations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.8.    Compliance with Laws and Court Orders; Governmental Authorizations.

(a)    Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect the Seller Parties operate and, since January 1, 2016, has operated each Station in compliance with all Laws and Orders applicable to the Stations, and to the Knowledge of Seller, no Seller Party is under investigation by any Governmental Authority with respect to any violation of any Law or Order applicable to any Station.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Seller Parties hold or possess all Governmental Authorizations necessary for the ownership and operation of the Stations as presently conducted, and each such Governmental Authorization is in full force and effect, (ii) the Seller Parties are, and have been since January 1, 2016, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of the Businesses and (iii) since January 1, 2016, no Seller Party has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization.

(c)    Section 3.8 of the Disclosure Schedule sets forth a list of each of the Station Licenses held by the Seller Parties as of the date of this Agreement. The Station Licenses set forth on Section 3.8 of the Disclosure Schedule constitute all of the FCC licenses material to the operation of the Stations, and, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Station License is in effect in accordance with its terms and has not been revoked, suspended, canceled, rescinded, terminated or expired.

(d)    Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Seller Parties (i) operate, and since January 1, 2016 have operated, each Station in compliance with the Communications Act and the FCC Rules and the applicable Station Licenses, (ii) have timely filed all material registrations and reports required to have been filed with the FCC relating to the Station Licenses (which registrations and reports were accurate in all material respects as of the time such registrations and reports were filed), (iii) have paid or caused to be paid all FCC regulatory fees due in respect of each Station and (iv) have completed or caused to be completed the construction of all facilities or changes contemplated by any of the Station Licenses or construction permits issued to modify the Station Licenses to the extent required to be completed as of the date hereof.

(e)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) to the Knowledge of Seller, there are no material applications, petitions, proceedings, or other material actions, complaints or investigations, pending or threatened before the FCC relating to the Stations, other than proceedings affecting broadcast stations generally, and (ii) no Seller Party, nor any of the Stations, has entered into a tolling agreement or otherwise waived any statute of limitations relating to the Stations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or proceeding as to which the statute of limitations time period so waived or tolled or the time period so extended remains open as of the date of this Agreement.

(f)    There is not (a) any pending, or, to the Knowledge of Seller, threatened, Proceeding by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any Station License (other than Proceedings to amend the FCC Rules of general applicability) or (b) issued or outstanding, by or before the FCC, any (i) order to show cause, (ii) notice of violation, (iii) notice of apparent liability or (iv) order of forfeiture, in each case, against any Station or against any Seller Party with respect to any Station that would reasonably be expected to result in any action described in the foregoing clause (a) with respect to such Station License.

(g)    The Station Licenses have been issued for the terms expiring as indicated on Section 3.8 of the Disclosure Schedule and are not subject to any material condition except for those conditions appearing on the face of the Station Licenses and conditions applicable to broadcast licenses generally or as otherwise disclosed in Section 3.8 of the Disclosure Schedule. Neither Seller’s entry into this Agreement nor the consummation of the transactions contemplated hereby will require any grant or renewal of any waiver granted by the FCC applicable to Seller or any Seller Party or to any of the Stations

Section 3.9.    Litigation. Except as set forth on Section 3.9 of the Disclosure Schedule or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (a) Proceeding pending or, to the Knowledge of Seller, threatened against any Seller Party or any of their respective Subsidiaries with respect to the Business before any Governmental Authority or (b) Order against any Seller Party with respect to the Business.

Section 3.10.    Title to Tangible Personal Property. The Seller Parties have good and valid title or a valid right to use all of the Tangible Personal Property included in the Purchased Assets, free and clear of all Liens, except for Permitted Liens.

Section 3.11.    Properties.

(a)    Section 3.11(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, (i) a list of all material real properties (by name and location) owned by the Seller Parties primarily for use in the Business (the “Owned Real Property”) and (ii) a list of the material leases, subleases or other occupancies to which any Seller Party is a party as tenant for real property primarily for use in the Business (the “Real Property Leases”).

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to each Owned Real Property, (i) the Seller Parties have good and marketable title to such Owned Real Property, free and clear of all Liens (other than Permitted Liens), (ii) there are no (A) unexpired options to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire such Owned Real Property or any portion thereof or a direct or indirect interest therein or (B) other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease such Owned Real Property, which, in each case, is in favor of any party other than the Seller Parties, (iii) other than with respect to the Nexstar Stations, policies of title insurance have been issued insuring, as of the effective date of each such insurance policy, fee simple title interest held by the applicable Seller Party and (iv) there are no existing pending or, to the Knowledge of Seller, threatened condemnation, eminent domain or similar proceedings affecting such Owned Real Property.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Seller Parties (i) have valid leasehold title to each real property subject to a Real Property Lease, sufficient to allow Seller or Tribune, as applicable, or one of their respective Subsidiaries to conduct the Business as currently conducted, (ii) each Real Property Lease under which the applicable Seller Party leases, subleases or otherwise occupies any real property is valid, binding and in full force and effect, subject to the Enforceability Exceptions, and (iii) no Seller Party or, to the Knowledge of Seller, any other party to such Real Property Lease has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Seller Parties, in respect of all of its properties, assets and other rights that do not constitute real property or Intellectual Property (i) has valid title to all such properties, assets and other rights reflected in its books and records as owned by it free and clear of all Liens (other than Permitted Liens) and (ii) owns, has valid leasehold interests in or valid contractual rights to use all of such properties, assets and other rights (in each case except for Permitted Liens).

Section 3.12.    Intellectual Property.

(a)    Section 3.12(a) of the Disclosure Schedule lists, as of the date hereof, the Marks, Copyrights and Patents that are registered issued or subject to an application for registration or issuance that are included in the Purchased Intellectual Property (the “Registered Intellectual Property”). The Registered Intellectual Property is subsisting and to the Knowledge of Seller, where registered, valid and enforceable. The Purchased Intellectual Property is owned by the Seller Parties free and clear of all Liens, except for Permitted Liens. The Seller Parties own or have the right to use the Purchased Intellectual Property necessary for or material to the conduct of the Business.

(b)    Except as set forth in Section 3.12(b) of the Disclosure Schedule, (i) to the Knowledge of Seller, the conduct of the Business does not infringe, violate or misappropriate and no Seller Party has infringed, violated or misappropriated any Purchased Intellectual Property of any other Person, except, in each case, as would not reasonably be expected to have a Material Adverse Effect, (ii) there is no pending or, to the Knowledge of Seller, threatened Proceeding against any Seller Party alleging any such infringement, violation or misappropriation and (iii) to the Knowledge of Seller, no Person is infringing, violating or misappropriating any Purchased Intellectual Property that is material to the Business in any manner that would have a material effect on the Business. The representations and warranties contained in this Section 3.12(b) are the sole and exclusive representations and warranties of Seller with respect to any activity that constitutes, or otherwise with respect to, infringement, misappropriation or other violation of Purchased Intellectual Property.

(c)    Except for actions or failure to take actions that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Seller Parties have taken commercially reasonable actions to maintain the (i) Registered Intellectual Property (other than applications) and (ii) secrecy of the Trade Secrets that are included in the Purchased Intellectual Property.

(d)    All Systems material to the Business and included in the Purchased Assets are in operating condition and in a good state of maintenance and repair (ordinary wear and tear excepted) and are adequate and suitable for the purposes for which they are presently being used or held for use. To the Knowledge of Seller, none of such Systems contains any unauthorized “back door”, “drop dead device”, “time bomb”, “Trojan horse”, “virus” or “worm” (as such terms are commonly understood in the software industry) or any other unauthorized code intended to disrupt, disable, harm or otherwise impede the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed.

(e)    Since January 1, 2016, Seller and the Seller Parties (i) have not had a unplanned outage, security or other failure, unauthorized access or use, or other adverse integrity or security event affecting any of the Systems or (ii) to the Knowledge of Seller, have not had any data security, information security, or other technological deficiency with respect to the Systems, in each case of clauses (i) and (ii), which caused or causes or presented or presents a risk of disruption to the Systems or of unauthorized access to or disclosure of personally identifiable information that had, or would reasonably be expected to have, a Material Adverse Effect.

Section 3.13.     Taxes. Except for matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)    all Tax Returns required to be filed by, on behalf of or with respect to the Business and the Purchased Assets have been duly and timely filed and are true, complete and correct in all respects;

(b)    all Taxes (whether or not reflected on such Tax Returns) required to be paid by any of the Seller Parties with respect to the Business or the Purchased Assets have been duly and timely paid;

(c)    all Taxes required to be withheld by Seller or Tribune, as applicable, or one of their respective Affiliates with respect to the Business or the Purchased Assets have been duly and timely withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purposes;

(d)    no Taxes of any Seller Party with respect to the Business or the Purchased Assets are under audit or examination by any Taxing Authority;

(e)    no Tax Authority has asserted in writing any deficiency with respect to Taxes against any Seller Party with respect to the Business or the Purchased Assets relating to any taxable period for which the period of assessment or collection remains open;

(f)    there are no Liens for Taxes on any of the Purchased Assets of the Business or the Purchased Assets other than Permitted Liens; and

(g)    no claim has been made in writing by a Tax Authority of a jurisdiction where Seller or Tribune, as applicable, or one of their respective Subsidiaries has not filed Tax Returns with respect to the Business or the Purchased Assets claiming that any Seller Party is or may be subject to taxation by that jurisdiction that has not been resolved.

The representations and warranties contained in this Section 3.13 are the sole and exclusive representations and warranties of Seller relating to Taxes.

Section 3.14.    Employee Benefit Plans.

(a)    Section 3.14(a) of the Disclosure Schedule contains a correct and complete list identifying each material Employee Plan.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Employee Plan has been maintained, funded, administered and operated in accordance with its terms and in compliance with the requirements of applicable Law and (ii) neither Seller or Tribune nor any of their respective Subsidiaries has incurred or is reasonably expected to incur or to be subject to any material Tax or other penalty under Section 4980B, 4980D or 4980H of the Code.

(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) other than routine claims for benefits, there are no pending or, to the Knowledge of Seller, threatened Proceedings by or on behalf of any participant in any Employee Plan, or otherwise involving any Employee Plan or the assets of any Employee Plan, (ii) there has been no “prohibited transaction” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and (iii) to the Knowledge of Seller, no breach of fiduciary duty (as determined under ERISA) with respect to any Employee Plan.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and, to the Knowledge of Seller, no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Employee Plan or the exempt status of any such trust.

(e)    Except as set forth in Section 3.14(e) of the Disclosure Schedule, neither Seller or Tribune nor any of their respective ERISA Affiliates maintains, contributes to, or sponsors (or has in the past six (6) years maintained, contributed to, or sponsored) a “multiemployer plan” (as defined in Section 3(37) or Section 4001(a)(3) of ERISA) (a “Multiemployer Plan”) to which Seller or Tribune or any of their Affiliates, as applicable, contributes on behalf of any Employee. Section 3.14(e) of the Disclosure Schedule lists each Employee Plan that is a plan subject to Title IV of ERISA. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) no Employee Plan is in “at risk status” as defined in Section 430(i) of the Code, (ii) no Employee Plan has any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived and (iii) no liability under Title IV of ERISA has been incurred by Seller or Tribune or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to Seller or Tribune or any of their respective ERISA Affiliates of incurring or being subject (whether primarily, jointly or secondarily) to a liability (whether actual or contingent) thereunder.

(f)    Except as set forth in Section 3.14(f) of the Disclosure Schedule, no Employee Plan provides provides post-employment or post-termination health or welfare benefits for any current or former employees or other service providers (or any dependent thereof) of Seller or Tribune, as applicable, or any of their respective Subsidiaries, other than as required under Section 4980B of the Code or other applicable Law for which the covered Person pays the full cost of coverage.

(g)    Except as set forth in Section 3.14(g) of the Disclosure Schedule, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation (including severance) due to any current or former Employee, (ii) result in any forgiveness of indebtedness with respect to any current or former Employee or independent consultant or contractor of the Business, trigger any funding obligation under any Employee Plan or impose any restrictions or limitations on Seller’s, Tribune’s or any of their respective Subsidiaries’ rights to administer, amend or terminate any Employee Plan or (iii) result in the acceleration or receipt of any payment or benefit (whether in cash or property or the vesting of property) by Seller, Tribune or any of their respective Subsidiaries to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Neither Seller or Tribune or any of their respective Subsidiaries has any obligation to provide any gross-up payment to any Employee with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or Section 4999 of the Code.

(h)    Except as set forth in Section 3.14(h) of the Disclosure Schedule, each Employee Plan or other plan, program, policy or arrangement that constitutes a “nonqualified deferred compensation plan” within the meaning of Treasury Regulation Section 1.409A-1(a)(i), to the extent then in effect, (i) was operated in material compliance with Section 409A of the Code between January 1, 2005 and December 31, 2008, based upon a good faith, reasonable interpretation of (A) Section 409A of the Code or (B) guidance issued by the IRS thereunder (including IRS Notice 2005-1), to the extent applicable and effective (clauses (A) and (B), together, the “409A Authorities”), (ii) has been operated in material compliance with the 409A Authorities and the final Treasury Regulations issued thereunder since January 1, 2009 and (iii) has been in material documentary compliance with the 409A Authorities and the final Treasury Regulations issued thereunder since January 1, 2009.

Section 3.15.    Employees; Labor Matters.

(a)    Section 3.15(a) of the Disclosure Schedule contains: (i) a list of all full-time, part-time and per diem employees of the Seller Parties as of the date of this Agreement whose employment relates exclusively to the Business; and (ii) the current rate of annual base salary provided by the Seller Parties to such employees as of the date hereof.

(b)    Except as set forth in Section 3.15(b) of the Disclosure Schedule and solely in respect of the Business or any of the Employees, (i) no Seller Party is a party to or bound by any material collective bargaining agreement or other material Contract with any labor union or labor organization (each, a “Collective Bargaining Agreement”), (ii) since January 1, 2016, no labor union, labor organization, or group of employees of the Seller Parties has made a demand for recognition or certification, and there are no, and since January 1, 2016 there have not been any, representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority with respect to any individuals employed by any Seller Party and (iii) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no ongoing or threatened union organization or decertification activities relating to employees of the Seller parties, and no such activities have occurred since January 1, 2016.

(c)    Since January 1, 2016, there has not occurred or, to the Knowledge of Seller, threatened strike or any slowdown, work stoppage, concerted refusal to work overtime or other similar labor activity, union organizing campaign or labor dispute against or involving the Stations or any Employee except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is, and since January 1, 2016, there has been, no unfair labor practice, complaint or grievance or other administrative or judicial complaint, charge, action or investigation pending or, to the Knowledge of Seller, threatened in writing against the Seller Parties by or before the National Labor Relations Board or any other Governmental Authority with respect to any present or former Employee or independent contractor of the Business that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Seller Parties, solely in respect of the Business and the Employees, have complied in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, immigration, and the collection and payment of withholding and/or social security Taxes.

(e)    Since January 1, 2016, no Seller Party has implemented any employee layoffs or plant closures with respect to the Business that did not comply in all material respects with all notice and payment obligations under the Worker Adjustment and Retraining and Notification Act of 1988, 29 U.S.C. § 2101, et seq., as amended or any similar foreign, state or local law.

Section 3.16.    Environmental Matters. Except as disclosed in Section 3.16 of the Disclosure Schedule or as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Business is, and since January 1, 2016 has been, in compliance with all applicable Environmental Laws and Environmental Permits, (b) since January 1, 2016 (or any time with respect to unresolved matters), no notice of violation or other notice has been received by any Seller Party alleging any violation of, or liability arising out of, any Environmental Law with respect to the Business, the substance of which has not been resolved,

(c) no Proceeding is pending or, to the Knowledge of Seller, threatened against any Seller Party with respect to the Business under any Environmental Law and (d) no Seller Party has released, disposed or arranged for disposal of, or exposed any Person to, any Hazardous Substances, or owned or operated any real property contaminated by any Hazardous Substances, in each case that has resulted in an investigation or cleanup by, or liability of, the Seller Parties with respect to the Business. The representations and warranties contained in this Section 3.16 are the sole and exclusive representations and warranties relating to Environmental Law or Hazardous Substances.

Section 3.17.    Material Contracts.

(a)    Section 3.17(a) of the Disclosure Schedule sets forth, as of the date of this Agreement, a correct and complete list of each of the following types of Contracts related to the Business or any of the Stations to which any Seller Party or any Station Sharing Company is a party, or by which any of their respective properties or assets is bound:

(i)    any Contract that, (A) limits or restricts any Seller Party or any Station Sharing Company, or any of their Subsidiaries from competing with any Person in any geographic region, (B) contains exclusivity obligations or restrictions binding on the Business or (C) requires the Business to conduct any business on a “most favored nations” basis with any third party, and, in the case of each of clauses (A) through (C), that is material to the Business or the Purchased Assets, taken as a whole;

(ii)    any Contract that is a joint venture, partnership, limited liability company or similar agreement that is material to the Business or the Purchased Assets, taken as a whole;

(iii)    any Contract relating to Program Rights under which it would reasonably be expected that the Business would make annual payments in excess of $5,000,000 per year;

(iv)    any network affiliation Contract (or similar Contract) with ABC, CBS, Fox, NBC, CW or MyNetworkTV (collectively, the “Material Affiliation Agreements”);

(v)    any Contract relating to cable or satellite transmission or retransmission with any MVPDs that reported more than 50,000 paid subscribers to any Seller Party or any Station Sharing Company, in each case, for September 2018;

(vi)    any Contract that is a Sharing Agreement and any related option agreement (other than those among Seller Parties);

(vii)    any Contract that is a channel sharing agreement with a Third Party or parties with respect to the sharing of spectrum for the operation of two (2) or more separately owned television stations or similar Contract primarily related to the Business;

(viii)    any Employment Agreement not terminable at will by any Seller Party for the employment of any Employee on a full-time, part-time or consulting basis with base compensation in excess of $350,000;

(ix)    any Contract (other than those for Program Rights) pursuant to which the Seller Parties has sold or traded commercial air time in consideration for property or services with a value in excess of $500,000 in lieu of or in addition to cash; and

(x)    any Contract not otherwise disclosed in Section 3.17 of the Disclosure Schedule (other than those for Program Rights) under which it was reasonably expected that any Seller Party would make annual payments of $3,000,000 or more during a calendar year, except for those Contracts that can be cancelled by the Seller Parties without cause on less than ninety (90) days’ notice.

Each Contract of the type described in clauses (i) through (x) is referred to herein as a “Station Agreement”.

(b)    Except for any Station Agreement that has terminated or expired in accordance with its terms and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Station Agreement is valid and binding and in full force and effect and, to the Knowledge of Seller, enforceable against the other party or parties thereto in accordance with its terms subject to the Enforceability Exceptions. Except for breaches, violations or defaults which have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither Seller or Tribune, as applicable, or any of their respective Subsidiaries, nor to the Knowledge of Seller any other party to a Station Agreement, is in violation of or in default under any provision of such Station Agreement. True and complete copies of the Station Agreements and any material amendments thereto have been made available to Buyer prior to the date of this Agreement.

Section 3.18.    Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, as of the date hereof, each of the insurance policies and arrangements relating to the Business are in full force and effect. As of the date of this Agreement, neither Seller or Tribune, as applicable, nor any of their respective Subsidiaries has received written notice regarding any cancellation or invalidation of any such insurance policy, other than such cancellation or invalidation that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.19.    MVPD Matters. Section 3.19 of the Disclosure Schedule contains, as of the date hereof, a list of each retransmission consent Contract with respect to the Stations existing as of the date hereof to which Seller or Tribune, as applicable, or any of their respective Subsidiaries or any Station Sharing Company is a party with any MVPD that reported more than 50,000 paid subscribers in the Stations’ Markets to Seller or Tribune, as applicable, or any of their respective Subsidiaries or any Station Sharing Company for September 2018. To the Knowledge of Seller, Seller or Tribune, as applicable, or one of their respective Subsidiaries or a Station Sharing Company has entered into retransmission consent Contracts with respect to each MVPD that has more than 50,000 paid U.S. pay television subscribers in a Station’s Market. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2016 and until the date hereof, (a) no such MVPD has provided written notice to Seller, Tribune, any of their respective Subsidiaries or a Station Sharing Company of any material signal quality issue or has failed to respond to a request for carriage or, to the Knowledge of Seller, sought any form of relief from carriage of a Station from the FCC, (b) none of Seller, Tribune, any of their respective Subsidiaries or a Station Sharing Company has received any written notice from any such MVPD of such MVPD’s intention to delete a Station from carriage and (c) none of Seller, Tribune, any of their respective Subsidiaries or a Station Sharing Company has received written notice of a petition seeking FCC modification of any Market in which a Station is located.

Section 3.20.    No Finder. There is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of Seller or Tribune, as applicable, or any of their respective Subsidiaries who is entitled to any fee or commission from Seller or Tribune, as applicable, or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement for which Buyer may become liable.

Section 3.21.    Sufficiency of Assets. Except for the Excluded Assets and as set forth in Section 3.21 of the Disclosure Schedule (and with respect to the Tribune Business, solely to the Knowledge of Seller) the Purchased Assets (i) constitute all of the material assets and properties, whether tangible or intangible, whether personal, real or mixed, wherever located, that are primarily used in the Business, and (ii) are sufficient to conduct the operation of the Stations in the manner in which the Business is conducted on the date hereof and has been conducted at all times since December 31, 2018.

Section 3.22.    Certain Business Practices. Since January 1, 2016, none of Seller, any Seller Party nor, to the Knowledge of Seller, any authorized representative of Seller or any Seller Party (acting in such capacity), has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, in each case, except as would not, individually or in the aggregate, have a Material Adverse Effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Subject to Section 10.4 and except as set forth in the Disclosure Schedule, Buyer represents and warrants to Seller as follows:

Section 4.1.    Existence and Power. Each of Buyer and TEGNA is duly organized, validly existing and in good standing under the Laws of the state of its organization. Each of Buyer and TEGNA has all requisite organizational power and authority to carry on its business as now conducted by it except where any failure to have such power or authority or to be so qualified would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or Buyer’s and TEGNA’s ability to perform their obligations under this Agreement.

Section 4.2.    Authorization. Each of Buyer and TEGNA has all requisite organizational power and authority to execute and deliver this Agreement and all of the other agreements and instruments to be executed and delivered by Buyer or TEGNA, as applicable, pursuant hereto

(collectively, the “Buyer Ancillary Agreements”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereunder. The execution and delivery of this Agreement and the Buyer Ancillary Agreements by each of Buyer and TEGNA, the performance of their obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Buyer and TEGNA, as applicable, and no other proceeding on the part of Buyer or TEGNA is necessary to authorize the execution and delivery of this Agreement or any Buyer Ancillary Agreement, the performance by each of Buyer and TEGNA of its obligations hereunder or thereunder or the consummation by each of Buyer and TEGNA of the transactions contemplated hereby and thereby. This Agreement and each Buyer Ancillary Agreement, assuming due authorization, execution and delivery by Seller constituting or will constitute a valid and binding obligation of Buyer or TEGNA, as applicable, enforceable against Buyer or TEGNA, as applicable, in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3.    Governmental Authorization. The execution and delivery by each of Buyer and TEGNA of this Agreement and each of the Buyer Ancillary Agreements to which it is a party and the performance of their respective obligations hereunder and thereunder require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of HSR Act, (b) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports or informational filings required in connection therewith under the Communications Act and the FCC Rules, (c) the obtaining of the DOJ Consent and (d) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities Laws, (e) execution of the Acknowledgement of Applicability attached as Exhibit 2 to the Consent Decree and (f) any actions or filings the absence of which would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or Buyer’s and TEGNA’s ability to perform their obligations under this Agreement.

Section 4.4.    Non-Contravention. The execution and delivery of this Agreement by Buyer and TEGNA, and the performance of their respective obligations hereunder do not and will not, assuming the authorizations, consents and approvals referred to in clauses (a) through (d) of Section 4.3 are obtained, (a) conflict with or breach any provision of the organizational documents of Buyer or TEGNA, as applicable, (b) conflict with or breach any provision of any Law or Order, (c) constitute a default under, conflict with or breach, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit under any provision of any Contract to which Buyer, TEGNA or any of their respective Subsidiaries is party or which is binding upon Buyer, TEGNA or any of their respective Subsidiaries, any of their respective properties or assets or any license, franchise, permit, certificate, approval or other similar authorization affecting Buyer, TEGNA or any of their respective Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien, on any property or asset of Buyer, TEGNA or any of their respective Subsidiaries, except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or Buyer’s and TEGNA’s ability to perform their obligations under this Agreement.

Section 4.5.    Litigation. Except as has not had and would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or Buyer’s and TEGNA’s ability to perform their obligations under this Agreement, there is no (a) Proceeding or investigation pending (or, to the Knowledge of Buyer, threatened) with respect to Buyer, TEGNA or any of their respective Subsidiaries before any Governmental Authority or (b) Order against Buyer, TEGNA or any of their respective Subsidiaries or any of their respective properties.

Section 4.6.    Share Ownership. None of Buyer, TEGNA or any of their respective Affiliates holds five percent (5%) or greater of the voting securities (as “hold” and “voting securities” are defined under 16 CFR 801) of any Person identified on Section 4.6 of the Disclosure Schedule. Except as set forth in Section 4.6 of the Disclosure Schedule, neither Buyer, TEGNA nor any of their respective Affiliates, nor any Buyer Attributable Party, has any ownership or economic interest in, or in any way operates, any broadcast television stations in the Markets of the Purchased Assets.

Section 4.7.    Solvency. Buyer is not entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of Seller or Tribune, as applicable, or any of their respective Subsidiaries. Assuming (a) that the conditions to the obligation of Buyer to consummate this Agreement set forth in Section 7.3 have been satisfied or waived, (b) the accuracy of the representations and warranties of Seller set forth in Article III and (c) the performance by Seller and the Seller Parties of the covenants and agreements contained in this Agreement, Buyer will be Solvent as of immediately after the consummation of this Agreement and the other transactions contemplated by this Agreement. For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.8.    Financial Capacity. Buyer has, as of the date of this Agreement, and will have as of the Closing Date, on hand (or access through committed credit facilities to) adequate funds to perform all of its obligations under this Agreement (including, but not limited to, payment of the Purchase Price and all fees and expenses required to be paid by Buyer in connection with the transactions contemplated by this Agreement), and there is no restriction or condition on the use of such funds for such purposes or fact or circumstance that, individually or in the aggregate with all other facts and circumstances, could reasonably be expected to prevent or delay the availability of such funds at the Closing.

Section 4.9.    Qualifications as FCC Licensee. Buyer is legally, financially and otherwise qualified to be the licensee of, and to acquire, own, operate and control, the Stations under the Communications Act, including the provisions relating to media ownership and attribution, foreign ownership and control, and character qualifications. To the Knowledge of Buyer, there are no facts or circumstances that would, under the Communications Act or any other applicable Laws, (i) disqualify Buyer as the assignee of the Station Licenses with respect to the Stations or as the owner and operator of the Stations, (ii) delay the FCC’s processing of the FCC Applications, or (iii) cause the FCC to impose a material condition or conditions on its granting of the FCC Consent. No waiver of or exemption from, whether temporary or permanent, any provision of the Communications Act, or any divestiture or other disposition by Buyer or any of its Affiliates of any asset or property, is necessary for the FCC Consent to be obtained under the Communications Act.

Section 4.10.    No Finder. There is no investment banker, broker or finder that has been retained by or is authorized to act on behalf of Buyer, TEGNA or any of their respective Affiliates who is entitled to any fee or commission from Buyer, TEGNA or any of their respective Affiliates in connection with the transactions contemplated by this Agreement for which Buyer may become liable (other than J.P. Morgan, the fees for which are the sole responsibility of Buyer).

Section 4.11.    Acknowledgment and Representations by Buyer. Buyer acknowledges and agrees that it (a) has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Business and (b) has been furnished with or given full access to such information about the Business and the Purchased Assets as it has requested. In entering into this Agreement, Buyer has relied solely upon its own investigation and analysis and the representations and warranties of Seller set forth in this Agreement, and Buyer acknowledges that, except for Fraud or as otherwise set forth in this Agreement, neither Seller nor any of its directors, officers, employees, equityholders, agents or representatives makes or has made any representation or warranty, either express or implied, (i) as to the accuracy or completeness of any of the information provided or made available to Buyer or any of its agents, representatives, lenders or Affiliates prior to the execution of this Agreement or (ii) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of any Station or the Business heretofore or hereafter delivered to or made available to Buyer or any of its agents, representatives, lenders or Affiliates. Without limiting the generality of the foregoing, except for Fraud or as otherwise set forth in this Agreement, no Seller Group Member has made and shall not be deemed to have made, any representations or warranties in the materials relating to the Business, the Purchased Assets and the Assumed Liabilities made available to Buyer, including due diligence materials, memoranda or similar materials, or in any presentation of the Business by management of Seller or others in connection with the transactions contemplated hereby, and no statement (contained in any such materials or made in any such presentation) shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Buyer in executing delivering and performing this Agreement and transactions contemplated hereby. It is understood that any cost estimates, projections or other predictions, including, but not limited to, any offering memorandum or similar materials made available to Buyer and its representatives and advisors are not and shall not be deemed to be or to include any representations or warranties of Seller.

ARTICLE V

ACTIONS PRIOR TO THE CLOSING DATE

Section 5.1.    Conduct of the Business. From the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Article IX, except as otherwise expressly permitted or expressly contemplated by this Agreement, as set forth in Section 5.1 of the Disclosure Schedule, as consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, Seller shall cause the other Seller Parties to, and shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Subsidiaries to, (i) conduct the Business in all material respects in the ordinary course of business consistent with past practices and use commercially reasonable efforts to cause each of the Station Sharing Companies to conduct the Business in the ordinary course of business consistent with past practices, (ii) use commercially reasonable efforts to maintain the Station Licenses and their respective rights thereunder, (iii) use commercially reasonable efforts to preserve intact in all material respects its current business organization, ongoing businesses and significant relationships with third parties; and (iv) use commercially reasonable efforts to preserve the relationships of the Business with its Employees in accordance with the ordinary course of business and consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier to occur of the Closing and the termination of this Agreement in accordance with Article IX, except as otherwise permitted or contemplated by this Agreement, as set forth in Section 5.1 of the Disclosure Schedule, as consented to in writing by Buyer (such consent not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, Seller shall not, and shall cause its Subsidiaries not to, and shall use reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Subsidiaries not to, in each case, solely in respect of the Business, the Stations or the Purchased Assets:

(a)    sell, assign, license, lease, transfer, abandon or create any Lien (other than any Permitted Lien) on, or otherwise dispose of, any of the Purchased Assets, other than (i) such sales, assignments, licenses, leases, transfers, abandonments, Liens or other dispositions that are in the ordinary course of business and are not material to the Business, taken as a whole, (ii) as listed on Section 5.1(a)(ii) of the Disclosure Schedule or (iii) in order to comply with and in accordance with, Section 5.2;

(b)    other than (i) in the ordinary course of business consistent with past practices (including renewals consistent with the terms thereof), (ii) for those Contracts that can be cancelled by the applicable Seller Party without cause (and without penalty) on less than ninety (90) days’ notice or (iii) as permitted by Section 5.1(c)(i), (A) amend or modify in any material respect or terminate (excluding (1) terminations or renewals upon expiration of the term thereof in accordance with the terms thereof and (2) renewals for a term of one (1) year or less) any Station Agreement, (B) enter into any Contract that would constitute a Station Agreement if in effect on the date hereof (excluding Contracts with a term of one (1) year or less) or (C) waive, release or assign any material rights, claims or benefits, or grant any material consent, under any Station Agreement; provided, that in no event shall Seller or Tribune, as applicable, or any of their respective Subsidiaries take any action covered by this Section 5.1(b) with respect to any Station Agreement (x) that is or would be a network affiliation agreement or (y) that relates to the receiving or obtaining of Program Rights;

(c)    other than as required by applicable Law or the existing terms of any Employee Plan or Collective Bargaining Agreement in effect on the date hereof, (i) grant or increase any severance or termination pay to any Employee above the severance or termination pay that would be due under the severance plans of Seller or Tribune, as applicable, in effect as of the date hereof; (ii) enter into or amend any employment, severance or termination agreement with any Employee or hire any Employee except, in each case, in connection with any of the following actions, to the extent taken in the ordinary course of business consistent with past practices (and otherwise subject to the other restrictions in this Section 5.1(c)); (w) the hiring of any on-air talent, producer, news director or general manager with annual base compensation equal to or less than $350,000; (x) the hiring of any Employee with an annual base compensation equal to or less than $250,000 in order to fill a vacant position; (y) any promotion or increase in duties and responsibilities of an Employee commensurate with a promotion or an increase in duties and responsibilities; or (z) any Contract renewal upon the expiration of an Employment Agreement for Employees who are not executive officers; provided, that such renewal or extension contains substantially similar terms as those in the Employment Agreement of other Employees in such positions or similar positions as have been provided by Seller or Tribune, as applicable, or any of their respective Subsidiaries and are made in the ordinary course of business consistent with past practice; or (iii) (A) solely in respect of Employees of Tribune Stations, grant any increase in compensation, bonus or other payments or benefits payable to any Employee, except for merit and annual salary increases and short-term annual bonus payments permitted by the Merger Agreement and (B) solely in respect of Employees of Nexstar Stations, (x) increase in any manner the compensation or consulting fees, bonus, severance or termination pay of any such Employee, except (1) with respect to Employees whose annual base compensation does not exceed $100,000, in the ordinary course of business consistent with past practice and (2) with respect to Employees whose annual base compensation is at least $100,000, for increases that do not exceed 5% of aggregate annual compensation for any individual Employee or 3% of aggregate annual compensation for all such Employees, (y) enter into any performance and stay bonuses that will be binding upon Buyer or the Business after the Closing or (z) terminate the employment, other than for cause, of any General Manager or Department Head (for News, Sales and Marketing) of any Station, or transfer, relocate or reassign to another Affiliate of Seller or Tribune any such Employee;

(d)    in respect of the Business, materially change the methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP or by any Governmental Authority or applicable Law;

(e)    modify or accede to the modification of any of the Station Licenses if doing so is reasonably likely to be materially adverse to the interests of Buyer and its Subsidiaries after giving effect to the consummation of the transactions contemplated by this Agreement in the operation of the Stations or fail to provide Buyer with a copy of (and a reasonable opportunity to review and comment on) any application for the modification of any of the Station Licenses reasonably in advance of filing with the FCC, except, in each case, as required by Law or as required in connection with the broadcast incentive auction, reassignment and repack conducted by the FCC pursuant to Section 4603 of the Middle Class Tax Relief and Job Creation Act (Pub. L. No. 112- 96, §6403, 126 Stat. 156, 225-230 (2012)) (the “Incentive Auction & Repack”);

(f)    apply to the FCC for any construction permit that would restrict in any material respect the Stations’ operations or make any material change in the Purchased Assets that is not in the ordinary course of business, except as may be necessary or advisable to maintain or continue effective transmission of the Stations’ signals within their respective service areas as of the date hereof, except, in each case as required by Law or as required in connection with the Incentive Auction & Repack;

(g)    fail to timely make any retransmission consent election with any MVPDs that reported more than 50,000 paid subscribers to Seller, Tribune or any of any of their respective Subsidiaries for September 2018 located in or serving the Stations’ Markets;

(h)    fail to take any action required to repack or modify any Station as required by the Incentive Auction & Repack; or

(i)    agree, resolve or commit to do any of the foregoing.

Buyer acknowledges and agrees that: (A) nothing contained in this Agreement shall give Buyer or any of its Affiliates, directly or indirectly, the right to control or direct the operations of Seller or Tribune, as applicable, prior to the Closing, (B) prior to the Closing, Seller or Tribune, as applicable, or the Business shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Stations and (C) notwithstanding anything to the contrary set forth in this Agreement, no consent of Buyer shall be required with respect to any matter set forth in this Section 5.1 or elsewhere in this Agreement to the extent that the requirement of such consent would violate any applicable Law.

Section 5.2.    Efforts.

(a)    As promptly as practicable after the date hereof, but in any event no later than ten (10) Business Days hereafter, Seller, Buyer and their respective Affiliates, as applicable, shall file and Seller shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to file, the necessary applications requesting the FCC Consent to the Assignment of the Station Licenses and all other assignable Governmental Authorizations issued by the FCC exclusively related to the Stations to Buyer, as contemplated by this Agreement (the “FCC Applications”). Seller shall, and shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to, and Buyer shall, or shall cause its Affiliates to, cooperate in the preparation of such applications and will diligently take, or cooperate in the taking of, all necessary, desirable and proper steps, provide any additional information required by the FCC and shall use reasonable best efforts to obtain promptly the FCC Consent; provided, however, that the parties hereto acknowledge and agree that Seller and Tribune and their respective Affiliates may take various actions related to obtaining necessary approvals for the Merger and to consummate the Merger, including amending the FCC Applications (which may affect the timing of FCC action with respect to the FCC Applications), and such actions shall not be deemed a violation of this obligation. Seller, on the one hand, and Buyer, on the other hand, shall bear the cost of FCC filing fees relating to the FCC Applications equally. Buyer and Seller shall (including, in the case of Seller, by using reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to) oppose any petitions to deny or other objections filed with respect to the FCC Applications to the extent such petition or objection relates to any such party. Neither Seller nor Buyer shall, and each shall cause its Affiliates not to, (and, in the case of Seller, shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Affiliates not to take any intentional action that would, or intentionally fail to take such action the failure of which to take would, reasonably be expected to have the effect of materially delaying the receipt of the FCC Consent; provided, however, that the parties hereto acknowledge and agree that the Seller Parties and their Affiliates may take various actions related to obtaining necessary approvals for the Merger and to consummate the Merger, including amending the FCC Applications (which may affect the timing of FCC action with respect to the FCC Applications), and such actions shall not be deemed a violation of this obligation. The parties agree that they will cooperate to amend the FCC Applications as may be necessary or required to obtain the timely grant of the FCC Consent. As may reasonably be necessary to facilitate the grant of the FCC Consent, in the event that in order to obtain the FCC Consent in an expeditious manner, it is necessary for Buyer or any of its Affiliates to enter into a customary assignment, assumption, tolling, or other similar arrangement with the FCC to resolve any complaints with the FCC relating to the Stations, Buyer shall enter, or cause its Affiliates, as applicable, to enter, into such a customary assignment, assumption, tolling or other arrangement with the FCC.

(b)    As promptly as practicable after the date hereof, but in any event no later than ten (10) Business Days thereafter, to the extent required by applicable Laws, Seller and Buyer shall file (and in the case of Seller, shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Affiliates to file), and shall cause their respective Affiliates to file (if necessary), with the FTC and the Antitrust Division of the DOJ any notifications and other information required to be filed with such commission or department under the HSR Act, or any rules and regulations promulgated thereunder, with respect to the transactions contemplated by this Agreement, and shall request early termination of the waiting period thereunder. Each of Seller and Buyer shall file (and in the case of Seller, shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Affiliates to file), and shall cause their respective Affiliates to file, as promptly as practicable such additional information as may be requested to be filed by such commission or department. Buyer shall bear 100% of the cost of any filing fees payable under the HSR Act in connection with the notifications and information described in this Section 5.2(b).

(c)    Subject to the terms and conditions herein, Seller shall (including by cooperating with Buyer in connection with any actions Buyer is required to take pursuant to Section 5.2(d)), and shall use its reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to, and Buyer shall, use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated hereby and to cause the conditions set forth in Article VII to be satisfied as promptly as reasonably practicable after the date hereof, including by using reasonable best efforts to (i) in the case of Buyer, obtain and maintain all necessary, proper or advisable consents, approvals, waivers and authorizations of, actions or nonactions by, and making of all required filings, in consultation with Seller, of all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents with any Governmental Authority required in connection with the transactions contemplated by this Agreement and (ii) cooperate with each other in (A) determining which filings are necessary, proper or advisable to be made prior to the Closing with, and which consents, approvals, permits, notices or authorizations are required to be obtained prior to the Closing from, Governmental Authorities or Third Parties in connection with the execution and delivery of this Agreement and related agreements, and consummation of the transactions contemplated hereby and thereby and (B) timely make all necessary filings and timely seeking all consents, approvals, permits, notices or authorizations; provided, however, that the parties hereto acknowledge and agree that Seller or Tribune may take such actions as are reasonably necessary or advisable in connection with obtaining all necessary approvals for the Merger and to consummate the Merger, including amending the FCC Applications (which may affect the matters referred to in clause (ii) above), and such actions shall not be deemed a violation of this obligation

(d)    In furtherance of and without limiting the generality of the foregoing, Buyer shall, and shall cause its Affiliates to, (i)(x) obtain the DOJ Consent and approval of the transactions by the DOJ or the FTC as required under the HSR Act and the DOJ Final Judgment and (y) take promptly any and all reasonable steps to avoid or eliminate each and every impediment and obtain all consents under any Competition Laws or any communications or broadcast Laws (including the Communications Act) that may be required by any U.S. federal, state or local antitrust, competition or communications or broadcast Governmental Authority, or by the FCC or similar Governmental Authority, in each case with competent jurisdiction or by the DOJ Final Judgment, so as to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable, (ii) vigorously contest (including by means of litigation) (x) any actions, arbitrations, litigations, suits or other civil or criminal proceedings brought, or threatened to be brought, by any Governmental Authority or any other Person seeking to enjoin, restrain, prevent, prohibit or make illegal the consummation of any of the transactions contemplated hereby or seeking damages or to impose any terms or conditions in connection with the transactions contemplated hereby, and (y) any Order that enjoins, restrains, prevents, prohibits or makes illegal the consummation of any of the transactions contemplated hereby or imposes any damages, terms or conditions in connection with the transactions contemplated hereby and (iii) resolve any objections any Governmental Authority may assert under any applicable Law with respect to the transactions contemplated by this Agreement and to obtain any clearance required under the HSR Act, any DOJ Final Judgment or the Communications Act or resolve any objection by any other Third Party relating to the obtaining of any consent, approval, waiver or authorization required from such Third Party in connection with the transactions contemplated by this Agreement (including agreeing to and making divestitures, entering into hold separate arrangements, terminating, assigning or modifying Contracts (or portions thereof) or other business relationships, accepting restrictions on business operations and entering into commitments and obligations). Further, and for the avoidance of doubt, Buyer shall, and shall cause its affiliates to, take any and all actions reasonably necessary in order to seek to ensure that (x) no requirement for any non-action, consent or approval of the FTC, the DOJ, any authority enforcing applicable Competition Laws or any communications or broadcast Laws (including the Communications Act), any state attorney general or other Governmental Authority, (y) no decree, judgment, injunction, temporary restraining order or any other order in any suit or proceeding, and (z) no other matter relating to any Competition Laws or any communications or broadcast Laws (including the Communications Act) would preclude consummation of the transactions contemplated by the Agreement by the Termination Date.

(e)    Buyer understands that the transactions contemplated by this Agreement, including the identity of Buyer, are subject to the prior approval of the DOJ and that Seller is entering into this Agreement to obtain DOJ approval for the DOJ Final Judgment in connection with the consummation of the Merger. Buyer, as promptly as practicable after the date hereof (to the extent Buyer has not already completed the following activities), will (i) prepare and furnish all necessary information and documents reasonably requested by the DOJ, (ii) take all actions reasonably necessary to demonstrate to the DOJ that Buyer is an acceptable purchaser of the Purchased Assets and that Buyer will compete effectively using the Purchased Assets, and (iii) reasonably cooperate with Seller in obtaining all DOJ approvals, including the DOJ Consent and all required DOJ approvals under the Merger Agreement. Each party shall promptly notify the other party of any communication (including oral communications) it or any of its Affiliates receives from the DOJ relating to the matters that are the subject of this Agreement and consult with each other in advance of any proposed communication by the receiving party to the DOJ. Buyer shall take all actions necessary to obtain, and agrees to take all reasonable actions that Seller reasonably requests in order to assist Seller in obtaining, DOJ approvals for Buyer, this Agreement, the Ancillary Agreements and the Merger. Seller and Buyer shall promptly notify each other upon the occurrence (or reasonably impending occurrence) of any of the following events: (i) Buyer is not (or will not be) preliminarily approved by the DOJ or other necessary Governmental Authority as a purchaser of the Purchased Assets hereunder; (ii) the DOJ Staff informs Seller or Buyer that the DOJ Staff will not recommend approval of Buyer as purchaser of the Purchased Assets hereunder; or (iii) the DOJ Staff informs Seller or Buyer that the DOJ Staff will require the transfer to Buyer hereunder of any asset other than the Purchased Assets or that the DOJ Staff will prohibit the transfer to Buyer hereunder of any such Purchased Asset. Each of Buyer and Seller agree to consider in good faith and discuss and reasonably cooperate with each other any changes, amendments, modifications or waivers to this Agreement requested by DOJ.

(f)    Buyer shall, as promptly as practicable but in no event later than two (2) Business Days following the date hereof, sign the Consent Decree.

(g)    Seller and Buyer shall, and shall cause their respective Affiliates to (including, in the case of Seller, by using reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune and its Affiliates to) use their respective reasonable best efforts to obtain all consents and amendments from the parties to the Station Agreements which are required by the terms thereof or this Agreement for the consummation of the transactions contemplated by this Agreement; provided, however, that neither Seller, Buyer, Tribune nor any of their respective Affiliates shall have any obligation to offer or pay any consideration in order to obtain any such consents or amendments, including, with respect to Seller, Tribune or any of their respective Affiliates, any obligation to amend, modify or otherwise alter the terms of any Contract with any such party that is not included in the Purchased Assets or, insofar as any Multi-Station Contract relates to Other Stations, the terms thereof relating to Other Stations; and provided, further, that the parties acknowledge and agree that such Third Party consents are not conditions to the Closing, except for certain third party consents applicable to the Stations set forth on Section 5.2(g) of the Buyer Disclosure Schedule (the “Required Consents”).

(h)    Buyer agrees that, between the date of this Agreement until the Closing, except as contemplated by this Agreement, it shall not, and shall cause its Affiliates not to, directly or indirectly, without the prior written consent of Seller, (i) acquire any rights, assets, business or Person or merging or consolidating with any other Person or enter into any binding share exchange, business combination or similar transaction with another Person, (ii) restructure, reorganize or completely or partially liquidate, (iii) make any loan, advance or capital contribution to, or investment in, any other Person, in the case of each of clauses (i) through (iii), that would reasonably be expected to materially delay, impair or prevent the consummation of the transactions contemplated by this Agreement, or propose, announce an intention, enter into any agreement or otherwise make a commitment to take any such action or (iv) take any other action that would reasonably be expected to materially delay, or to impede or prevent, the consummation of the transactions contemplated by this Agreement. For the avoidance of doubt, Buyer shall not, and shall cause its Affiliates and each Buyer Attributable Party not to, directly or indirectly, acquire or agree to acquire (including pursuant to any agreement to make such an acquisition even if such agreement contains provisions that expressly preclude Buyer from taking possession of any Barred Station) any interest that would be considered “attributable” under the rules, regulations and policies of the FCC (including but not limited to 47 C.F.R. 73.3555) in, or otherwise acquire (x) any television broadcast station in any Market in which Buyer owns, operates, has entered into any agreement to acquire or has any Cooperative Agreement with a television broadcast station, provided that, in each case, such Market is a Market in which any Station is located or (y) any television broadcast station where such acquisition would result in Buyer exceeding the ownership limitations set forth in the FCC’s national audience reach limitation contained in 47 C.F.R. Section 73.3555(e); or (z) any television broadcast station, MVPD or related asset, business or Person or division thereof that would reasonably be expected to materially delay, or to impede or prevent, the consummation of the transactions contemplated by this Agreement. The television broadcast stations described in clauses (x), (y) and (z) of this Section 5.2(h) shall be referred to herein as “Barred Stations”.

Section 5.3.    Public Announcements. So long as this Agreement is in effect, Buyer and its Affiliates shall not and Seller shall not, and shall use reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune not to, issue or cause the publication of any press release or other public statement relating to this Agreement or any of the transactions contemplated hereby without the prior written consent of the other party, unless such party determines, after consultation with outside counsel, that it is required by applicable Law to issue or cause the publication of any press release or other public announcement with respect to this Agreement, in which event such party shall provide, on a basis reasonable under the circumstances, an opportunity to the other party to review and comment on such press release or other announcement in advance, and shall give reasonable consideration to all reasonable comments suggested thereto.

Section 5.4.    Notification of Certain Matters. Each of Seller and Buyer shall promptly notify and provide copies to the other of (a) any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (b) any written notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement, (c) any Proceeding or investigation, commenced or, to its Knowledge, threatened against, Seller, Tribune or any of their respective Subsidiaries or Buyer, TEGNA or any of their respective

Affiliates, as the case may be, that would be reasonably likely to (i) prevent or materially delay the consummation of the transactions contemplated hereby or (ii) result in the failure of any condition to the Closing set forth in Article VII to be satisfied, or (d) the occurrence of any event which would or would be reasonably likely to (i) prevent or materially delay the consummation of the transactions contemplated hereby or (ii) result in the failure of any condition to the Closing set forth in Article VII to be satisfied; provided, that the delivery of any notice pursuant to this Section 5.4 shall not (x) affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any party hereunder or (y) update any section of the Disclosure Schedule.

Section 5.5.    Access to the Business.

(a)    From and after the date of this Agreement until the earlier to occur of the Closing Date and the termination of this Agreement in accordance with Article IX, upon at least two (2) Business Days’ prior notice and subject to applicable Law, Seller shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to, afford to Buyer, its Affiliates and its officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) (“Representatives”) reasonable access during normal business hours, to all of the properties, books, Contracts, commitments, records, officers and Employees concerning the Business and the Purchased Assets and, during such period Seller shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to, furnish to Buyer all other information concerning the Business and the Purchased Assets as Buyer may reasonably request; provided that Seller may restrict the foregoing access and the disclosure of information to the extent that, in its good faith judgment, (i) any Law applicable to Seller, Tribune or any of their respective Subsidiaries requires it to restrict or prohibit access to any such properties or information, (ii) the information is subject to confidentiality obligations to a Third Party, (iii) disclosure of any such information or document could result in the loss of attorney-client privilege or (iv) such access would unreasonably disrupt the operations of the Business. Seller shall use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. For the avoidance of doubt, subject to the terms of the Merger Agreement under which Seller shall reasonably request such access (and solely to the extent permitted by the Merger Agreement with respect to Employees of the Tribune Stations), Buyer shall have the right to contact any employee who would be a Transferred Employee to discuss compensation, employee benefits and other terms and conditions of employment after the Closing Date, and to make offers of employment contingent upon consummation of the Transactions. Without limiting the foregoing to the extent they have the right to grant such access, Seller shall, and shall cause its Subsidiaries to, and, with respect to the Tribune Business, to the extent permitted by the Merger Agreement, also shall use commercially reasonable efforts (including by seeking to enforce rights under the Merger Agreement) to cause Tribune to, permit Buyer and/or Representatives to conduct Phase I Environmental Site Assessments and environmental compliance audits of the Owned Real Property and properties subject to Real Property Leases, including (a) interviews of personnel with knowledge of compliance with Environmental Laws, and (b) a review of Environmental Permits and other records and documents relative to compliance with Environmental Laws. Any activities, contacts, or examinations conducted by Buyer and/or Representatives under this Section 5.5 shall be conducted at Buyer’s sole cost and expense and in such a manner as to (y) minimize any disruption of the applicable location’s operations and its relationships with its vendors and customers, and (z) protect applicable proprietary information. No Phase II Environmental Site Assessment or any other intrusive environmental sampling or study shall be performed prior to Closing at the Owned Real Property or properties subject to Real Property Leases by or on behalf of Buyer and Representatives without the prior express permission of Seller or, as applicable, Tribune. Notwithstanding the following, it is expressly understood and agreed that Seller’s obligations pursuant to this Section 5.5 are not conditions to the consummation of the Closing and any failure by Seller to remove any such objectionable matter shall not delay the Closing. Seller’s cooperation with the activities, contacts, or examinations conducted by Buyer and/or Representatives under this Section 5.5 shall not be deemed to satisfy or substitute for Seller’s disclosures of environmental matters in Section 3.16 of the Disclosure Schedule and Seller’s representations and warranties in Section 3.16.

(b)    With respect to the information disclosed pursuant to Section 5.5(a), Buyer shall comply with, and shall cause its Representatives to comply with, all of its obligations under the Confidentiality Agreement, dated as of January 29, 2019 (the “Confidentiality Agreement”), by and between Seller, Tribune and TEGNA, which agreement shall remain in full force and effect in accordance with its terms.

Section 5.6.    Multi-Station Contracts. Schedule 5.6 contains a list as of the date hereof of each Contract which is included in the Purchased Assets and to which any Other Station is party, or has rights or obligations thereunder (any such Contract, a “Multi-Station Contract”). The rights and obligations under the Multi-Station Contracts that are assigned to and assumed by Buyer (and included in the Purchased Assets and Assumed Liabilities, as the case may be) shall include only those rights and obligations under such Multi-Station Contracts that are applicable to the Stations. The rights of each Other Station with respect to such Contract and the obligations of each Other Station to such Contract shall not be assigned to and assumed by Buyer (and shall be Excluded Assets and Excluded Liabilities, as applicable,). For purposes of determining the scope of the rights and obligations of the Multi-Station Contracts, the rights and obligations under each Multi-Station Contract shall be equitably allocated among (1) the Stations, on the one hand, and (2) the Other Stations, on the other hand, in accordance with the following equitable allocation principles:

(a)    any allocation set forth in the Multi-Station Contract shall control;

(b)    if there is no allocation as described in clause (a) hereof, then then reasonable accommodation (to be determined by mutual good faith agreement of Seller and Buyer) shall control; and

(c)    subject to any applicable third-party consents, such allocation and assignment with respect to any Multi-Station Contract shall be effectuated in accordance with the allocation principles in this Section 5.6, at the election of Seller, by either (i) termination of such Multi-Station Contract in its entirety with respect to the Stations and the execution of new Contracts with respect to the Stations or (ii) by a partial assignment to and assumption by Buyer of the related rights and obligations under such Multi-Station Contract. The parties shall use reasonable best efforts to obtain any such new Contracts or assignments to, and assumptions by, Buyer in accordance with this Section 5.6; provided, that, completion of documentation of any such allocation under this Section 5.6 is not a condition to the Closing.

Section 5.7.    Station Sharing Companies. Seller shall take all actions necessary to cause the applicable Seller Party to (i) exercise the option to acquire the assets of the Pennsylvania Stations (as defined in the Sharing Agreements set forth on Section 5.7 of the Disclosure Schedule) (the “Sharing Agreements”); (ii) on the Closing Date, purchase the assets of such Pennsylvania Stations and pay to the grantor of the option the Cash Purchase Price (as defined in the Sharing Agreements); (iii) on the Closing Date, transfer the assets of such Pennsylvania Stations to Buyer; and (iv) on the Closing Date, partially assign all of the option holder’s right, title and interest in and to the Sharing Agreements with respect to the Pennsylvania Stations to Buyer or its assignee in connection with the exercise of such option, in each case in accordance with the terms of the Sharing Agreements.

Section 5.8.    Transition Services Schedules. The parties covenant and agree to use reasonable good faith efforts to complete the Services Schedules (as defined in the Transition Services Agreement) within thirty (30) days after the date hereof to include, for a transition period (not to exceed 12 months from the Closing Date or such longer period as reasonably agreed by the parties): (a) the provision of such transition services as are reasonably required to operate the Business or the Other Stations, as applicable, as currently conducted; and (b) the license on a non-exclusive basis of (i) Intellectual Property from Seller or the appropriate Seller Party to Buyer or (ii) Purchased Intellectual Property from Buyer to Seller or any of its Subsidiaries, in each case to the extent reasonably required to operate the Business or the Other Stations, as applicable, as currently conducted (it being understood that, if reasonably required, the parties will use reasonable good faith efforts to complete a customary license agreement for any such intellectual property required beyond a transition period).

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1.    Taxes.

(a)    Seller shall prepare and timely file or shall cause to be prepared and timely filed each Tax Return for Prorated Taxes that is due on or before the Closing Date. Buyer shall pay to Seller promptly upon demand the amount of any Taxes shown as due thereon to the extent constituting an Assumed Liability. Buyer shall prepare and timely file or shall cause to be prepared and timely filed each Tax Return for Prorated Taxes that is due after the Closing Date. Seller shall pay to Buyer promptly upon demand the amount of any Taxes shown as due thereon to the extent constituting an Excluded Liability.

(b)    In the case of any Prorated Taxes for any Straddle Period, the portion of such Prorated Taxes that are allocable to the portion of such Straddle Period ending immediately prior to the Closing Date and that constitute an Excluded Liability shall be deemed to equal the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the day before the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period, and the remaining portion of such Prorated Taxes shall be allocable to the portion of such Straddle Period beginning on the Closing Date and shall constitute an Assumed Liability.

(c)    Seller and Buyer shall (i) provide assistance to each other party as reasonably requested in preparing and filing Tax Returns with respect to the Business and the Purchased Assets; (ii) make available to each other party as reasonably requested all information, records, and documents relating to Taxes concerning the Business or the Purchased Assets; (iii) retain any books and records that could reasonably be expected to be necessary or useful in connection with any preparation by any other party of any Tax Return, or for any audit relating to Taxes with respect to the Business or the Purchased Assets; and (iv) cooperate fully, as and to the extent reasonably requested by any other party, in connection with any audit with respect to Taxes relating to the Business or the Purchased Assets.

(d)    Any Transfer Taxes shall be borne equally by Buyer and Seller. Seller and Buyer shall reasonably cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any such Transfer Taxes.

Section 6.2.    Employees; Employee Benefit Plans.

(a)    As of or before the Closing Date, Buyer or one or more of its Affiliates shall offer employment to each Employee who (i) is not then on authorized leave of absence, sick leave, short or long term disability leave, military leave or layoff with recall rights (“Active Employees”) or (ii) is then on authorized leave of absence, sick leave, short or long term disability leave, military leave or layoff with recall rights; provided that such offer is contingent on such Employee returning to active employment immediately following such absence and within six (6) months of the Closing Date, or such later date as required under applicable Laws (“Inactive Employees”). For the purposes hereof, all Active Employees and Inactive Employees who accept an offer of employment from Buyer and commence employment on the applicable Employment Commencement Date are hereinafter referred to collectively as the “Transferred Employees,” and the “Employment Commencement Date” as referred to herein shall mean (x) as to those Transferred Employees who are Active Employees, the Closing Date, and (y) as to those Transferred Employees who are Inactive Employees, the date on which the Transferred Employee begins active employment with Buyer or any of its Affiliates. Buyer shall employ at-will those Transferred Employees who do not have Employment Agreements with Seller or Tribune, as applicable, and shall provide each Transferred Employee initially and for at least one (1) year after the Closing Date or, if shorter, the period of employment following the Closing Date of the Transferred Employee, (i) the base salary or other base cash compensation that was provided to such Transferred Employees immediately prior to the Closing Date, (ii) cash incentive compensation opportunities (including short-term annual incentive compensation but excluding equity or equity-based compensation) that are no less favorable in the aggregate than the aggregate total cash incentive compensation opportunities provided to such Transferred Employee (but excluding equity or equity-based compensation opportunities) immediately prior to the Closing, (iii) severance and other termination pay and benefits that are no less favorable than the severance and other termination pay and benefits that were applicable to such Transferred Employee immediately prior to the Closing Date and (iv) other employee benefits that are substantially similar in the aggregate to those provided to similarly situated employees of Buyer or its Affiliates. The initial terms and conditions of employment for those Transferred Employees who have

Employment Agreements with Seller, Tribune or their Affiliates, as applicable, shall be as set forth in such Employment Agreements, which shall, to the extent permitted under the applicable agreements, be assigned to and assumed by Buyer or one or more of its Affiliates, as directed by Buyer. Notwithstanding the foregoing, Buyer shall cause to be maintained through December 31 of the year in which the Closing Date occurs any Station-level annual (or other short-term) cash incentive award programs based solely on individual performance or performance of the applicable Station covering the Transferred Employees substantially in the form as in effect immediately prior to the Closing Date. Notwithstanding the foregoing, the compensation and benefits for Transferred Employees who are covered by a collective bargaining agreement shall be provided in accordance with the applicable collective bargaining agreement as amended, extended or terminated from time to time in accordance with its terms and applicable Law.

(b)    Service Credit. For purposes of determining eligibility to participate, level of benefits, vesting, and benefit accrual under a paid-time-off, vacation or severance plan maintained by Buyer or any of its Affiliates in which Transferred Employees are eligible to participate, Buyer shall, and shall cause its Affiliates to, recognize or cause to be recognized for purposes of eligibility, level of benefits, vesting, and benefit accruals each Transferred Employee’s service with Seller or Tribune, as applicable, and with any predecessor employer, to the same extent recognized by Seller or Tribune, as applicable, as service with Buyer or any of its Affiliates to the same extent such service was recognized immediately prior to the Closing, except that such service need not be recognized to the extent such recognition would result in the duplication of benefits for the same period of service.

(c)    401(k) Plan. Buyer shall cause a tax-qualified defined contribution plan established or designated by Buyer or any of its Affiliates (“Buyer’s 401(k) Plan”) to accept rollover contributions from the Transferred Employees of any account balances distributed to them by the existing tax-qualified defined contribution plan established or designated by Seller or Tribune, as applicable, or any of their respective Affiliates (“Seller’s 401(k) Plan”). Buyer, Seller and Tribune shall, and shall cause their Affiliates, as applicable, to, allow any such Transferred Employees’ outstanding plan loans under Seller’s 401(k) Plan to be rolled into Buyer’s 401(k) Plan within 60 days of the Closing Date. The distribution and rollover described herein shall comply with applicable Laws, and Buyer, Seller and Tribune shall, and shall cause their respective Affiliates to, make all filings and take any actions required of each such Person by applicable Laws in connection therewith.

(d)    Employee Plans. Seller, Tribune or their Affiliates shall retain responsibility for and continue to pay all medical, life insurance, disability and other welfare plan expenses and benefits for each Transferred Employee with respect to claims incurred under the terms of the Employee Plans by such Employees and their covered dependents. Seller, Tribune or their Affiliates shall pay, discharge, and be solely responsible for (i) all salary, wages, bonuses, commissions, severance and other compensation arising out of or relating to the Transferred Employees’ employment by Seller, Tribune or their respective Affiliates; and (ii) all liabilities, expenses and benefits relating to the Employee Plans (except as provided in Section 6.2). With respect to any medical benefit plans maintained by Buyer or its Affiliates in which the Transferred Employees are eligible to participate on or after the Employment Commencement Date, to the extent permitted by applicable Laws, Buyer, or its Affiliates, shall use reasonable best efforts to: (i) cause there to be waived any pre-existing condition limitations; and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, amounts paid by such Transferred Employees (and their covered dependents) during the applicable plan year including the Closing Date under the corresponding Employee Plans.

(e)    Vacation. Buyer shall assume as of the Closing all liabilities for unpaid, accrued vacation of each Transferred Employee as of such Transferred Employee’s Employment Commencement Date, giving service credit under the vacation policy of Buyer for service with Seller or Tribune, as applicable, and shall permit Transferred Employees to use their vacation entitlement accrued as of Closing in accordance with the policy of Buyer as of the Closing. Seller shall retain all liability for accrued vacation for any Employee who does not accept an offer of employment from Buyer and for any alleged violation of Law for Seller’s or any Seller Party’s failure to pay accrued vacation of Transferred Employees upon transfer.

(f)    Sick Leave. Buyer shall grant credit to Transferred Employees for all unused sick leave accrued by Transferred Employees on the basis of their service during the current calendar year as employees of Seller or Tribune, as applicable. Seller shall retain all liability for accrued sick leave for any Employee who does not accept an offer of employment from Buyer and for any alleged violation of Law for Seller’s or any Seller Party’s failure to pay accrued sick leave of Transferred Employees upon transfer.

(g)    Payroll Matters.

(i)    Seller and Buyer shall follow the “standard procedures” for preparing and filing Internal Revenue Service Forms W-2 (Wage and Tax Statements), as described in Revenue Procedure 2004-53 for Transferred Employees. Under this procedure, (A) Seller shall provide all required Forms W-2 to (x) all Transferred Employees reflecting wages paid and taxes withheld by Seller or Tribune, as applicable, prior to the Employment Commencement Date, and (y) all other employees and former employees of Seller or Tribune, as applicable, who are not Transferred Employees reflecting all wages paid and taxes withheld by Seller or Tribune, as applicable, and (B) Buyer (or one of its Affiliates, as applicable,) shall provide all required Forms W-2 to all Transferred Employees reflecting all wages paid and taxes withheld by Buyer (or one of its Affiliates) on and after the Employment Commencement Date.

(ii)    Seller and Buyer shall adopt the “alternative procedure” of Revenue Procedure 2004-53 for purposes of filing Internal Revenue Service Forms W-4 (Employee’s Withholding Allowance Certificate) and W-5 (Earned Income Credit Advance Payment Certificate). Under this procedure, Seller shall provide to Buyer all Internal Revenue Service Forms W-4 and W-5 on file with respect to each Transferred Employee and any written notices received from the Internal Revenue Service under Reg. § 31.3402(f)(2)-1(g)(5) of the Code, and Buyer will honor these forms until such time, if any, that such Transferred Employee submits a revised form.

(iii)    With respect to garnishments, tax levies, child support orders, and wage assignments in effect with Seller or Tribune, as applicable, on the Employment Commencement Date for Transferred Employees and with respect to which Seller has notified Buyer in writing, Buyer shall, and shall cause its Affiliates to, honor such payroll deduction authorizations with respect to Transferred Employees and shall, or shall cause its Affiliates to, continue to make payroll deductions and payments to the authorized payee, as specified by a court or order which was filed with Seller or Tribune, as applicable, on or before the Employment Commencement Date, to the extent such payroll deductions and payments are in compliance with applicable Laws, and Seller will continue to make such payroll deductions and payments to authorized payees as required by Laws with respect to all other employees of the Business who are not Transferred Employees. Seller shall, as soon as practicable after the Employment Commencement Date, provide Buyer with such information in the possession of Seller as may be reasonably requested by Buyer and necessary for Buyer or its Affiliates to make the payroll deductions and payments to the authorized payee as required by this Section 6.2(g).

(h)    WARN Act. Provided that Seller delivers accurate information identifying terminations occurring within ninety (90) days prior to the Closing Date, Buyer shall not, and shall cause its Affiliates not to, take any action within the ninety (90) day period following the Closing that would cause any termination of employment of any employees by Seller or Tribune, as applicable, that occurs before the Closing to constitute a “plant closing” or “mass layoff” under the WARN Act or any similar state or local Laws, or to create any liability to Seller or any of its Affiliates for any employment terminations under applicable Laws. Buyer shall be responsible for all liabilities with respect to any amounts (including any severance, fines or penalties) payable under or pursuant to the WARN Act or any similar state or local Laws with respect to any Employees who do not become Transferred Employees as a result of the failure of Buyer to extend offers of employment or continued employment as required by Section 6.2 or with respect to actions taken by Buyer on or after the Closing Date.

(i)    Payment of Bonuses. To the extent Seller would otherwise have been required pursuant to Section 6.4(d) of the Merger Agreement to make any bonus payments in respect of any Transferred Employee who remained employed by Seller or Tribune, as applicable, through the Closing Date, Buyer shall make such payments to all such Transferred Employees as and when required to be paid pursuant to Section 6.4(d) of the Merger Agreement and otherwise perform all covenants of Seller thereunder in respect of such Transferred Employees, in each case, upon the terms and subject to the conditions set forth therein. For the avoidance of doubt, the parties agree that (i) each Transferred Employee shall be treated as having been terminated without cause by Tribune and Seller as of the Closing Date for the purposes of determining the amounts payable under Section 6.4(d) of the Merger Agreement and (ii) there is no obligation to pay bonuses to any Transferred Employee under Section 6.4(d) of the Merger Agreement for periods after the Closing Date.

(j)    Without limiting the generality of Section 10.7, nothing in this Section 6.2, express or implied, is intended to confer on any Person (including any Transferred Employees and any current or former employees of Seller or Tribune, as applicable), other than the parties hereto and their respective successors and assigns, any rights, benefits, remedies, obligations or liabilities (including any third-party beneficiary rights) under or by reason of this Section 6.2. Accordingly, notwithstanding anything to the contrary in this Section 6.2, the parties expressly acknowledge and agree that this Agreement is not intended to create a Contract between Buyer, Seller or any of their respective Affiliates, on the one hand, and any employee of Seller or Tribune on the other hand, and no employee of Seller or Tribune may rely on this Agreement as the basis for any breach of Contract claim against Buyer, Seller or any of their respective Affiliates. Nothing in this Section 6.2 shall constitute an amendment to or modification of any Employee Plan or other compensation or benefit plan, program, policy, agreement or arrangement.

Section 6.3.    Bulk Transfer Laws. Buyer hereby waives compliance by Seller with the provisions of any so-called bulk sales or bulk transfer Law of any jurisdiction in connection with the sale of the Purchased Assets to Buyer hereunder.

Section 6.4.    Use of Names.

(a)    Except as expressly provided in this Section 6.4, Seller is not conveying ownership rights or granting Buyer a license to use any of the Retained Names and Marks and Buyer shall not and shall not permit any of its Affiliates to use in any manner the Retained Names and Marks or any word that is similar in sound or appearance to such names or marks. In the event Buyer violates any of its obligations under this Section 6.4, Seller may proceed against Buyer in law or in equity for such damages or other relief as a court may deem appropriate. Buyer acknowledges that a violation of this Section 6.4 would cause Seller irreparable harm, which may not be adequately compensated for by money damages. Buyer therefore agrees that in the event of any actual or threatened violation of this Section 6.4, any of such parties shall be entitled, in addition to other remedies that they may have, to a temporary restraining order and to preliminary and final injunctive relief against Buyer or any such Affiliate of Buyer to prevent any violations of this Section 6.4, without the necessity of posting a bond.

(b)    Seller, on behalf of itself and its Affiliates as necessary, to the extent Seller has the right to grant such right and license, grants to Buyer a limited, non-transferable, non-sublicensable, non-exclusive, fully-paid up, royalty-free license to use the Retained Names and Marks for the sole purpose of winding down the use of such Retained Names and Marks in the operation of the Business for a period of up to ninety (90) days following the Closing Date (the “Transitional Period”). As soon as reasonably practicable following the Closing Date, but in any event by the expiration of the Transitional Period, Buyer shall, and shall cause its Affiliates to, (i) cease and discontinue all uses of the Retained Names and Marks and (ii) eliminate the Retained Names and Marks from any signage or other materials owned or controlled by Buyer or any of its Affiliates after the Closing Date. Buyer, on behalf of itself and its Affiliates, agrees that any use of the Retained Names and Marks within the Transitional Period shall be substantially similar to how such Retained Names and Marks were used by Seller prior to the Closing Date, consistent with Seller’s and its Affiliates’ standards of quality in effect prior to the Closing Date with respect thereto, and in accordance with all applicable Laws. As between the parties hereto, Seller or its Affiliates are the sole and exclusive owners of all right, title and interest in and to the Retained Names and Marks and all rights related thereto and goodwill associated therewith, and all uses of the Retained Names and Marks and the goodwill arising therefrom shall inure solely to the benefit of Seller or such Affiliates. Seller and its Affiliates shall have the right to inspect and exercise quality control with respect to Buyer’s use of the Retained Names and Marks. Buyer shall not, and shall cause its Affiliates to not, use the Retained Names and Marks in a manner that could reasonably be expected in any respect to reflect negatively on, or otherwise adversely affect, any such Retained Names and Marks (including the goodwill associated therewith) or Seller or any of its Affiliates. Without limiting any other remedies that may be available to Seller or any of its Affiliates, Seller shall have the right to terminate the foregoing license upon written notice to

Buyer, following a fifteen (15) day notice and cure period, if Buyer or any of its Affiliates materially breaches any of the terms or conditions set forth in this Section 6.4 or otherwise fails to comply with any reasonable direction of Seller with respect to the use of any of the Retained Names and Marks by Buyer or its Affiliates. From and after the Closing, Buyer shall not, and shall cause each of its Affiliates to not, hold itself out as having any affiliation with Seller or any of its Affiliates. From and after the Closing, Buyer agrees to indemnify and hold harmless Seller from and against any and all Losses and Expenses imposed upon, or incurred or suffered by, any Seller Group Member solely arising out of or relating to any use by Buyer of the Retained Names and Marks from and after the Closing Date or any breach of this Section 6.4.

Section 6.5.    Access to Records after the Closing.

(a)    For a period of six (6) years after the Closing Date, Seller and its Representatives shall have reasonable access to all of the books and records of the Business transferred to Buyer hereunder to the extent that such access may reasonably be required by Seller in connection with matters relating to or affected by the operations of the Business prior to the Closing Date. Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours. Seller shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 6.5(a). If Buyer shall desire to dispose of any of such books and records prior to the expiration of such six (6) year period, it shall, prior to such disposition, give Seller a reasonable opportunity, at Seller’s expense, to segregate and remove such books and records as the other party may select.

(b)    For a period of six (6) years after the Closing Date, Buyer and its representatives shall have reasonable access to all of the books and records relating to the Business which Seller may retain after the Closing Date. Such access shall be afforded by Seller upon receipt of reasonable advance notice and during normal business hours. Buyer shall be solely responsible for any costs and expenses incurred by it pursuant to this Section 6.5(b). If Seller shall desire to dispose of any of such books and records prior to the expiration of such six (6) year period, such party shall, prior to such disposition, give Buyer a reasonable opportunity, at Buyer’s expense, to segregate and remove such books and records as the other party may select.

Section 6.6.    Non-Solicitation.

(a)    As an inducement to Buyer to enter into this Agreement, Seller agrees that, during the twelve (12) month period commencing on the Closing Date (the “Restricted Period”), Seller shall not, and shall cause its direct and indirect Subsidiaries to not, whether on their own behalf or jointly with or as an agent for any other Person, (i) solicit or induce or attempt to solicit or induce (including by recruiting, interviewing or identifying or targeting as a candidate for recruitment) any Transferred Employee to terminate, restrict or hinder such person’s employment or association with TEGNA or any of its subsidiaries or interfere in any way with the relationship between such individual and TEGNA or any of its Subsidiaries or (ii) hire or offer to hire or employ any Transferred Employee as an employee or consultant in any capacity; provided, however, that (x) general solicitations (of a bona fide nature) published in a journal, newspaper or other publication or posted on an Internet job site or social media and not specifically directed towards any such individual (and hiring or offering to hire any individual as a result thereof) and (y) soliciting or hiring any individual whose employment with TEGNA or any of its Subsidiaries terminated at least six (6) months prior to the commencement of employment discussions between Seller or Tribune or any of their respective Subsidiaries or Affiliates and such individual shall not constitute a breach of the covenant in this Section 6.6(a).

(b)    As an inducement to Seller to enter into this Agreement, TEGNA agrees that during the Restricted Period, TEGNA shall not, and shall cause its direct and indirect Subsidiaries to not, whether on their own behalf or jointly with or as an agent for any other Person, (i) solicit or induce or attempt to solicit or induce (including by recruiting, interviewing or identifying or targeting as a candidate for recruitment) any corporate-level employee of Seller or Tribune to terminate, restrict or hinder such person’s employment or association with Seller or Tribune or interfere in any way with the relationship between such individual and Seller or Tribune or (ii) hire or offer to hire or employ as an employee or consultant in any capacity any such corporate-level employee of Seller or Tribune without the prior written consent of Seller; provided that (x) general solicitations (of a bona fide nature) published in a journal, newspaper or other publication or posted on an Internet job site or social media and not specifically directed towards any such individual (and hiring or offering to hire any individual as a result thereof) and (y) soliciting or hiring any individual whose employment with Seller or Tribune terminated at least six (6) months prior to the commencement of employment discussions between Buyer or any of its Subsidiaries or Affiliates and such individual shall not constitute a breach of the covenant in this Section 6.6(b).

(c)    Each of the Parties acknowledges and agrees that the restrictions contained in this Section 6.6 are reasonable in scope and duration in light of the purpose and intent of this Agreement and the valuable consideration being conveyed by the Parties as provided herein and are necessary to protect Buyer and its Affiliates. If, for any reason any Governmental Authority determines that any of those restrictions is not reasonable or are overbroad or unenforceable or that the consideration is inadequate in any jurisdiction or context, such restrictions shall be interpreted, modified or rewritten to include as much of the duration and scope as will render such restrictions valid and enforceable. The parties agree that the covenants contained in this Section 6.6 shall be enforced independently of any other obligations between or among the Parties, and that the existence of any other claim or defense shall not affect the enforceability of this Agreement or the remedies hereunder.

Section 6.7.    Title Insurance; Survey. Buyer may obtain, at its sole option and expense, and Seller shall use commercially reasonable efforts to, and, to the extent permitted by the Merger Agreement, shall use commercially reasonable efforts (including by seeking to enforce its rights under the Merger Agreement) to cause Tribune to, grant Buyer access (subject to the terms of any lease or consent of any lessor of the Leased Real Property) to obtain (a) commitments for owner’s and lender’s title insurance policies on the Owned Real Property and commitments for leasehold and lender’s title insurance policies for all Leased Real Property (collectively the “Title Commitments”), (b) an ALTA survey on each parcel of Real Property (the “Surveys”), and (c) a Preliminary Zoning Report (“PZR”); provided, however, that Seller shall provide Buyer with any existing Title Commitments, Surveys and PZRs in their possession and control. The Title Commitments will evidence a commitment to issue an ALTA title insurance policy insuring good, marketable and indefeasible fee simple title to each parcel of the Owned Real Property contemplated above for such amount as Buyer directs. Seller shall reasonably cooperate with Buyer in obtaining such Title Commitments and Surveys (including by providing customary representations and affidavits to Buyer’s title company solely to the extent consistent with this Agreement), provided that Seller shall not be required to incur any cost, expense or additional liability in connection therewith. If the Title Commitments or Surveys reveal any Lien on the title, other than Permitted Liens, Buyer may notify Seller in writing of such objectionable matter as soon as Buyer determines that such matter is not a Permitted Lien, and Seller shall use commercially reasonable efforts to remove such objectionable matter. In the event the Title Company amends or updates the Title Commitments based on such objectionable matters, Buyer may furnish to Seller a written statement of any objections to any matter first raised in the updated Title Commitments, other than Permitted Liens. Notwithstanding the following, it is expressly understood and agreed that Seller’s obligations pursuant to this Section 6.7 are not conditions to Closing and any failure by Seller to remove any such objectionable matter shall not delay the Closing.

Section 6.8.    Financing.

(a)    Prior to the earlier of the Closing and the termination of this Agreement in accordance with its terms, Seller shall use its commercially reasonable efforts to provide to Buyer, and shall use their commercially reasonable efforts to cause Tribune, and the officers, employees and advisors of each of the foregoing to provide to Buyer, such customary cooperation as is reasonably requested by Buyer in connection with debt financing (“Financing”) that Buyer undertakes during such period, including using commercially reasonable efforts to (i) participate in a reasonable number of meetings for the purpose of financing the transactions hereunder (ii) assist with the preparation of materials for rating agency presentations, private placement memoranda, marketing materials and presentations, bank information memoranda, prospectuses and similar documents required in connection with such Financing (including public-side versions thereof; provided that Seller shall not be obligated to ascertain whether any information constitutes material non-public information with respect to Buyer) and (ii) furnish Buyer, its representatives and financing sources with such pertinent and customary information regarding the Business sufficient to create a customary confidential information memorandum, including financial statements, pro forma financial information, financial data, audit reports, auditors’ consents, and other information of such type as may be reasonably by Buyer; provided that such information shall be readily available to Seller, Tribune or their respective Subsidiaries. Notwithstanding anything in this Agreement to the contrary, (1) no such cooperation shall be required to the extent that it would require Seller, Tribune or any of their respective Subsidiaries to take any action that in the good faith judgment of Seller unreasonably interferes with the ongoing business operation of Seller, Tribune and/or their respective Subsidiaries or would require any directors, officers or employees to attend any bank meeting, rating agency presentation, roadshows or other marketing activities (other than, by any station managers who will continue to be employed by Buyer after the Closing), (2) none of Seller, Tribune or any of their respective Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Financing, (3) none of Seller, Tribune or any of their respective Subsidiaries shall be required to do anything that would cause the representation or warranty of Seller in this Agreement to be breached or any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement by Seller and (4) none of Seller, Tribune or any of their respective Subsidiaries or their respective director, officer or employee shall be required to execute or deliver or have any liability or obligation under any loan agreement or any related document or any other agreement or document (including any certificates or legal opinions) related to the Financing. Buyer shall promptly, upon request by Seller, reimburse Seller for all reasonable and invoiced out-of-pocket costs (including reasonable attorneys’ fees) incurred by Seller, Tribune or any of their respective Subsidiaries in connection with the cooperation of Seller and its Affiliates contemplated by this Section 6.8.

Section 6.9.    Business Financial Statements. Seller shall use its commercially reasonable efforts to cause its officers, employees and outside auditor (at Buyer’s expense) to provide such reasonable assistance as may be requested by Buyer in connection with Buyer’s preparation and filing within 74 calendar days following the Closing Date of such annual audited and interim unaudited financial statements of the Stations on a combined basis as may be required pursuant to Rule 3.05 of Regulation S-X of the Securities and Exchange Commission.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER AND BUYER

Section 7.1.    Conditions to Obligations of Each Party. The obligations of Seller and Buyer to consummate the sale of the Purchased Assets contemplated hereby are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by applicable Law, by the mutual consent of Seller and Buyer):

(a)    Regulatory Approval. (i) Prior written approval by the DOJ of the terms of the transactions contemplated by this Agreement as prescribed in any DOJ Final Judgment and DOJ Consent shall have been obtained, if applicable, (ii) any waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated, if necessary, and (iii) the FCC Consent shall have been granted by the FCC and shall be in effect as issued by the FCC or extended by the FCC.

(b)    Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to this Agreement by any Governmental Authority that prohibits or makes illegal the consummation of the Closing; and

(c)    Merger. The Merger shall have been consummated or shall be consummated substantially simultaneously with the Closing.

Section 7.2.    Conditions to Obligations of Buyer. The obligations of Buyer under to consummate the sale of the Purchased Assets contemplated hereby shall be subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by applicable Law, by Buyer):

(a)    Representation and Warranties. The representations and warranties of Seller contained in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (other than any representation or warranty that is expressly made as of a specified date, which need be true and correct as of such specified date only), except where the failure of such representations and warranties to be so true and correct (without giving effect to any qualifiers or exceptions relating to “materiality” or “Material Adverse Effect” set forth in such representations and warranties), has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)    Performance of Obligations of Seller. Seller shall have performed in all material respects its covenants and obligations under this Agreement required to be performed by it at or prior to the Closing;

(c)    Deliveries. Seller shall have delivered (or stand ready to deliver) to Buyer (i) a certificate, dated as of the Closing Date, signed by an executive officer of Seller and certifying as to the satisfaction of the conditions specified in Section 7.2(a) and Section 7.2(b) and (ii) the deliveries contemplated by Section 2.10(a).

(d)    Required Consents. The Required Consents shall have been obtained and delivered to Buyer.

Section 7.3.    Conditions to Obligations of Seller.

(a)    Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct on the Closing Date as though made on the Closing Date (except to the extent that they expressly speak as of a specific date or time other than the Closing Date, in which case they need only have been true and correct as of such specified date or time), except where the failure of such representations and warranties to be true and correct (without giving effect to any qualifiers or exceptions relating to “materiality” set forth in such representations and warranties), individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement.

(b)    Performance of Obligations of Buyer. Buyer shall have performed in all material respects its covenants and obligations under this Agreement required to be performed by it at or prior to the Closing Date;

(c)    Consent Decree. Buyer shall have signed (and not revoked or attempted to revoke its obligations under) the Consent Decree and delivered evidence thereof to Seller.

(d)    Deliveries. Buyer shall have delivered (or stand ready to deliver) to Seller (i) a certificate, dated as of the Closing Date, signed by an executive officer of Buyer and certifying as to the satisfaction of the conditions specified in Section 7.3(a), Section 7.3(b) and Section 7.3(c) and (ii) the deliveries contemplated by Section 2.10(b).

ARTICLE VIII

INDEMNIFICATION

Section 8.1.    Survival. Buyer will be obligated to provide the indemnification contemplated under Section 8.2(b)(i) until the twenty-four (24) month anniversary of the Closing Date. Any covenant or agreement contained herein to be complied with at or prior to the Closing (the “Pre-Closing Covenants”), including those covenants of Buyer and Seller in Sections 2.10, 5.1 through 5.4, 5.5(a), 5.6, 6.7, and 6.8, shall terminate on the Closing Date and shall thereafter be of no further force or effect. The covenants and agreements contained in this Agreement (including this Article VIII) other than the Pre-Closing Covenants (the “Post-Closing Covenants”), shall survive the Closing until fully performed. All Seller representations and warranties herein will not survive the Closing. Notwithstanding the foregoing, the time periods set forth in this Section 8.1 may be extended solely for the purpose of claims that may be made under the R&W Insurance Policy with respect to a representation and warranty of the Seller in accordance with the terms of the R&W Insurance Policy. In addition, notwithstanding the foregoing, if, at any time prior to the expiration of the respective survival period set forth in this Section 8.1 with respect to any particular indemnity obligation, any Indemnified Party delivers to the Indemnitor a written notice alleging the existence of an inaccuracy in or breach of such representation, warranty or covenant and asserting a claim for Loss or Expense pursuant to Section 8.2, then the representation, warranty or covenant underlying the claim asserted in such notice and the indemnity obligations under this Article VIII shall survive solely for the purpose of the indemnification obligations of the Indemnified Party with respect to such claim, until such claim is finally and fully resolved in accordance with this Agreement.

Section 8.2.    Indemnification.

(a)    Subject to the other provisions and limitations of this Article VIII, from and after the Closing, Seller agrees to indemnify and hold harmless Buyer from and against any and all Losses and Expenses imposed upon, or incurred or suffered by, any Buyer Group Member arising out of or relating to: (i) a breach by Seller of any Post-Closing Covenant made by Seller in this Agreement; and (ii) any Excluded Liabilities.

(b)    Subject to the other provisions and limitations of this Article VIII, from and after the Closing, Buyer agrees to indemnify and hold harmless Seller from and against any and all Losses and Expenses imposed upon, or incurred or suffered by, any Seller Group Member arising out of or relating to: (i) a breach of or inaccuracy in, or any misrepresentation with respect to, any of the representations and warranties made by Buyer contained in Article IV of this Agreement; (ii) a breach by Buyer of any Post-Closing Covenant made by Buyer in this Agreement; and (iii) any Assumed Liabilities.

(c)    Absent Fraud, the sole and exclusive recourse of Buyer in respect of any Seller representation or warranty is filing claims under the R&W Insurance Policy. Notwithstanding anything to the contrary set forth in this Agreement, Buyer acknowledges and agrees, on behalf of itself and each Buyer Group Member, that, absent Fraud, Seller shall not have any direct or indirect liability with respect to any breach of any representation or warranty contained in this Agreement.

(d)    For the purposes of determining the amount of any Losses and Expenses suffered by any Buyer Group Member, the covenants of Seller set forth in this Agreement shall be considered without regard to any materiality or Material Adverse Effect qualification therein.

(e)    The parties acknowledge and agree that the R&W Insurance Policy is intended to be a Contract between Buyer and the R&W Insurer, separate and apart from this Agreement. As such, notwithstanding anything to the contrary in this Article VIII or elsewhere in this Agreement, nothing in this Article VIII (including the limitations or exceptions set forth in this Article VIII) or elsewhere in this Agreement shall be deemed to limit the rights of Buyer and any other Buyer Group Member provided under the R&W Insurance Policy, subject to the terms and conditions thereof. Buyer shall ensure that such R&W Insurance Policy contains a waiver by the insurer of any and all rights or obligations against Seller and its Affiliates and their respective officers, directors and representatives (other than with respect to Fraud) and shall cause each insured party under the R&W Insurance Policy not to waive, amend, modify or otherwise revise such subrogation provision or allow such provision to be amended, modified or waived without prior written consent of Seller.

(f)    If any amount is determined to be due from Buyer or Seller under this Article VIII, such indemnification shall be paid by such party to the Indemnified Party by wire transfer of immediately available funds within five (5) Business Days after it is determined that such amount is due pursuant to Section 8.2(a) or Section 8.2(b), as applicable.

(g)    Neither a Buyer Group Member nor a Seller Group Member shall be entitled to be compensated more than once for the same Loss or Expense.

(h)    The Buyer Group Members’ right to indemnification pursuant to Section 8.2(a) on account of any Losses and Expenses will be reduced by all insurance or other third party indemnification or contribution proceeds actually received by the Buyer Group Members, net of all costs of recovery incurred by or on behalf of the Buyer Group Members (including amounts paid to the R&W Insurer under the terms of the R&W Insurance Policy) and the net present value of any increase in premiums of the applicable insurance policies of the claims so made. Buyer shall use reasonable efforts to claim and recover any Losses and Expenses suffered by the Buyer Group Members under all such insurance policies and other third party indemnities. The Buyer Group Members shall remit to Seller any such insurance or other third party proceeds that are paid to the Buyer with respect to Losses and Expenses for which the Buyer Group Members have been previously compensated pursuant to Section 8.2(a) net of all costs of recovery incurred by or on behalf of the Buyer Group Members and the net present value of any increase in premiums of the applicable insurance policies of the claims so made.

(i)    The Buyer Group Members will not be entitled to indemnification pursuant to Section 8.2(a) for Losses and Expenses to the extent that such Losses or Expenses were included in the calculation of the Purchase Price.

Section 8.3.    Notice of Claims; Determination of Amount.

(a)    Any party seeking indemnification hereunder (the “Indemnified Party”) shall give promptly to the party or parties, as applicable, obligated to provide indemnification to such Indemnified Party (the “Indemnitor”) a written notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to the claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any certificate delivered hereunder upon which such claim is based. Subject to Section 8.1, the failure of any Indemnified Party to give the Claim Notice promptly as required by this Section 8.1 shall not affect such Indemnified Party’s rights under this Article VIII except to the extent such failure is actually and materially prejudicial to the rights and obligations of the Indemnitor.

(b)    After the giving of any Claim Notice pursuant hereto, the amount of indemnification to which an Indemnified Party shall be entitled under this Article VIII shall be determined: (i) by the written agreement between the Indemnified Party and the Indemnitor; (ii) by a final Order of any court of competent jurisdiction; or (iii) by any other means to which the Indemnified Party and the Indemnitor shall agree. The judgment or decree of a court shall be deemed final when the time for appeal, if any, shall have expired and no appeal shall have been taken or when all appeals taken shall have been finally determined. The Indemnified Party shall have the burden of proof in establishing the amount of Losses and Expenses suffered by it.

Section 8.4.    Third Person Claims.

(a)    Notwithstanding anything to the contrary contained in Section 8.1, in order for a party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a claim or demand made by any third Person against the Indemnified Party, such Indemnified Party must notify the Indemnitor in writing, and in reasonable detail, of the third Person claim promptly, but in any event within ten (10) Business Days, after receipt by such Indemnified Party of written notice of the third Person claim, which such notification must include a copy of the written notice of the third Person claim that was received by the Indemnified Party (the “Third Person Claim Notice”). Thereafter, the Indemnified Party shall deliver to the Indemnitor, promptly, but in any event within five (5) Business Days, after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the third Person claim. Notwithstanding the foregoing, should a party be physically served with a complaint with regard to a third Person claim, the Indemnified Party must notify the Indemnitor with a copy of the complaint promptly, but in any event within five (5) Business Days, after receipt thereof and shall deliver to the Indemnitor promptly, but in any event within seven (7) Business Days, after the receipt of such complaint copies of notices and documents (including court papers) received by the Indemnified Party relating to the third Person claim. Subject to Section 8.1, the failure of any Indemnified Party to promptly provide a Third Person Claim Notice as required by this Section 8.4 shall not affect such Indemnified Party’s rights under this Article VIII except to the extent such failure is actually and materially prejudicial to the rights and obligations of the Indemnitor.

(b)    In the event of the initiation of any legal proceeding against the Indemnified Party by a third Person, the Indemnitor shall have the right after the receipt of a Third Person Claim Notice, at its option and at its own expense, to be represented by counsel selected by the Indemnitor, and reasonably satisfactory to the Indemnified Party, and to control, defend against, negotiate, settle or otherwise deal with any proceeding, claim, or demand which relates to any loss, liability or damage indemnified against hereunder; provided, however, that the Indemnified Party may participate in any such proceeding with counsel of its choice and at its expense; provided, further, that the Indemnitor shall not be entitled to assume the defense of such third Person proceeding, claim or demand if (x) counsel to the Indemnified Party shall have in good faith concluded that there is or is reasonably likely to be an actual conflict of interest between the Indemnitor and any Indemnified Party in such proceeding, claim or demand that would reasonably be expected to adversely affect the Indemnitor’s ability to defend the interests of the such Indemnified Party in such third Person proceeding, claim or demand or (y) the Third Party Claim Notice seeks an injunction or other equitable relief against the Indemnified Party or relates to or arises in connection with any criminal or quasi-criminal action against the Indemnified Party. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such proceeding, claim or demand. Prior to the time the Indemnified Party is notified by the Indemnitor as to whether the Indemnitor will assume the defense of such proceeding, claim or demand, the Indemnified Party shall take all actions reasonably necessary to timely preserve the collective rights of the parties with respect to such proceeding, claim or demand, including responding timely to legal process. To the extent the Indemnitor elects not to defend such proceeding, claim or demand (or fails to confirm its election) within thirty (30) days after the giving by the Indemnified Party to the Indemnitor of a Third Person Claim Notice, or is not permitted to assume the defense of such third Person claim under the circumstances provided above, the Indemnified Party may retain counsel, reasonably acceptable to the Indemnitor, at the expense of the Indemnitor, and control the defense of, or otherwise deal with, such proceeding, claim or demand. Regardless of which party assumes the defense of such proceeding, claim or demand, the parties agree to cooperate with one another in connection therewith. Such cooperation shall include providing records and information that are relevant to such proceeding, claim or demand, and making each parties’ employees and officers available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and to act as a witness or respond to legal process. Whether or not the Indemnitor assumes the defense of such proceeding, claim or demand, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such proceeding, claim or demand without the Indemnitor’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnitor shall not consent to a settlement of, or the entry of any judgment arising from, any such proceeding, claim or demand without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement or judgment (a) relates solely to monetary damages for which the Indemnitor shall be responsible and (b) includes as an unconditional term thereof the release of the Indemnified Party from all liability with respect to such proceeding, claim or demand, in which event no such consent shall be required. After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the time in which to appeal therefrom has expired, or a settlement shall have been consummated, or the Indemnified Party and the Indemnitor shall arrive at a mutually binding agreement with respect to each separate matter alleged to be indemnified by the Indemnitor hereunder, the Indemnified Party shall forward to the Indemnitor notice of any sums due and owing by it with respect to such matter and the Indemnitor shall pay all of the sums so owing to the Indemnified Party by wire transfer, certified or bank cashier’s check within thirty (30) days after the date of such notice.

(c)    The party that has assumed the control or defense of any such proceeding, claim or demand made by a third Person against the other party shall (a) provide the other party with the right to participate in any meetings or negotiations with any Governmental Authority or other third Person and reasonable advance notice of any such meetings or negotiations, (b) provide the other party with the right to review in advance and provide comments on any draft or final documents proposed to be submitted to any Governmental Authority or other third Person, and (c) keep the other party reasonably informed with respect to such proceeding, demand or claim, including providing copies of all documents provided to, or received from, any Governmental Authority or any other third Person in connection with such proceeding, demand or claim. Buyer Group Members, on the one hand, and Seller Group Members, on the other hand, covenant and agree to maintain the confidence of all such drafts and comments provided by the other.

(d)    To the extent of any inconsistency between this Section 8.4 and Section 5.2(g) with respect to Taxes, the provisions of Section 5.2(g) shall control.

Section 8.5.    Limitations; Subrogation; Exclusive Remedies.

(a)    In any case where the Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which the Indemnitor has indemnified it pursuant to this Article VIII, the Indemnified Party shall promptly pay over to the Indemnitor the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of any amount previously so paid by the Indemnitor to or on behalf of the Indemnified Party in respect of such matter.

(b)    In the case where the Indemnitor makes any payment to the Indemnified Party in respect of any Loss, the Indemnitor shall, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third Person in respect of the Loss to which such payment relates. The Indemnified Party and the Indemnitor shall execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

(c)    Except for remedies that cannot be waived as a matter of law and injunctive and provisional relief, if the Closing occurs, this Article VIII shall be the exclusive remedy for breaches of this Agreement (including any covenant, obligation, representation or warranty contained in this Agreement or in any certificate delivered pursuant to this Agreement) or otherwise relating to the subject matter of this Agreement, including any claims arising under any Environmental Laws.

Section 8.6.    No Special Damages. Notwithstanding anything to the contrary contained in this Agreement, none of the parties hereto shall have any liability under any provision of this Article VIII (i) for any punitive or exemplary damages, except to the extent such damages are actually awarded to a third Person and (ii) any multiple, consequential, special or indirect damages, including loss of future profits, revenue or income, damages based on any multiple of revenue or income, diminution in value or loss of business reputation or opportunity or statutory damages relating to the breach, except to the extent such damages were reasonably foreseeable or to the extent such damages are actually awarded to a third Person.

ARTICLE IX

TERMINATION

Section 9.1.    Termination.

(a)    This Agreement may be terminated at any time prior to the Closing Date (except as otherwise stated below):

(i)    by the mutual written consent of Seller and Buyer;

(ii)    by Seller, if a breach or failure to perform any of the covenants or agreements of Buyer contained in this Agreement shall have occurred, or there shall be any inaccuracy of any of the representations or warranties of Buyer contained in this Agreement, and such breach, failure to perform or inaccuracy either individually or in the aggregate would, if occurring or continuing on the Closing Date, give rise to the failure of a condition set forth in Section 7.3 to be satisfied, and such breach, failure to perform or inaccuracy if curable, is not cured by, on or before the earlier of (i) the Termination Date or (ii) thirty (30) days following Buyer’s receipt of written notice from Seller of such breach, failure to perform or inaccuracy, or which by its nature or timing cannot be cured prior to the Termination Date; provided, however, that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.1(a)(ii) if Seller is then in breach of any of its covenants or agreements contained in this Agreement or any of the representations or warranties of Seller contained in this Agreement shall be inaccurate, and, in any such case would give rise to the failure of a condition set forth in Section 7.2 to be satisfied;

(iii)    by Buyer, if a breach or failure to perform any of the covenants or agreements of Seller contained in this Agreement shall have occurred, or there shall be any inaccuracy of any of the representations or warranties of Seller contained in this Agreement, and such breach, failure to perform or inaccuracy either individually or in the aggregate would, if occurring or continuing on the Closing Date, give rise to the failure of a condition set forth in Section 7.2 to be satisfied, and such breach, failure to perform or inaccuracy if curable, is not cured by, on or before the earlier of (i) the Termination Date or (ii) thirty (30) days following Seller’s receipt of written notice from Buyer of such breach, failure to perform or inaccuracy, or which by its nature or timing cannot be cured prior to the Termination Date; provided, however, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.1(a)(iii) if Buyer is then in breach of any of its covenants or agreements contained in this Agreement or any of the representations or warranties of Buyer contained in this Agreement shall be inaccurate, and, in any such case would give rise to the failure of a condition set forth in Section 7.3 to be satisfied;

(iv)    by Seller or Buyer, if any U.S. federal or state court of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting the consummation of the sale of the Purchased Assets contemplated hereby;

(v)    by Seller or Buyer if the Closing shall not have been consummated on or before March 30, 2020 (the “Termination Date”). Notwithstanding the foregoing, the right to terminate this Agreement under this Section 9.1(a)(v) shall not be available to any party if the failure of the Closing to occur by such date shall be due to the failure of such party to perform or observe the covenants and agreements of such party set forth in this Agreement; or

(vi)    by Seller if the DOJ indicates at any time that it will not, or is unlikely to, provide DOJ Consent or approval pursuant to the DOJ Final Judgment; or

(vii)    by Seller, upon the valid termination of the Merger Agreement for any reason.

(b)    The party desiring to terminate this Agreement pursuant to Section 9.1(a) (other than pursuant to Section 9.1(a)(i)) shall give written notice of such termination to the other party or parties, as applicable,.

(c)    Subject to clause (d) below, in the event that this Agreement shall be terminated pursuant to Section 9.1(a), all further obligations of the parties under this Agreement (other than Section 5.5, this Article IX and Article X, and, for the avoidance of doubt, the Confidentiality Agreement, which, in each case, shall remain in full force and effect notwithstanding such termination) shall be terminated without further liability of any party; provided that nothing herein shall relieve any party from liability for any breach of this Agreement.

Section 9.2.    Withdrawal of Certain Filings. In the event of termination under the provisions of this Article IX, all filings, applications and other submissions relating to the transactions contemplated by this Agreement as to which termination has occurred shall, to the extent practicable, be withdrawn from the Governmental Authority or other Person to which made.

ARTICLE X

MISCELLANEOUS

Section 10.1.    Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified or supplemented in any and all respects by written agreement of Seller and Buyer at any time whether prior to or after the Closing with respect to any of the terms contained herein.

Section 10.2.    Extension; Waiver. At any time prior to the Closing, subject to applicable Law, Buyer on the one hand, or Seller on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement of the other party or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 10.3.    Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 10.4.    Disclosure Schedule References. All capitalized terms not defined in the Disclosure Schedule to this Agreement (the “Disclosure Schedule”) shall have the meanings assigned to them in this Agreement. The Disclosure Schedule shall, for all purposes in this Agreement, be arranged in numbered and lettered parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Agreement. Each item disclosed in the Disclosure Schedule shall constitute an exception to or, as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable,) to which it makes express reference and shall also be deemed to be disclosed or set forth for the purposes of every other part in the Disclosure Schedule relating to the representations and warranties (or covenants, as applicable,) set forth in this Agreement to the extent a cross-reference within the Disclosure Schedule is expressly made to such other part in the Disclosure Schedule, as well as to the extent that the relevance of such item as an exception to or, as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent from the face of such disclosure. The listing of any matter on the Disclosure Schedule shall not be deemed to constitute an admission by Seller or Buyer, as applicable, or to otherwise imply, that any such matter is material, is required to be disclosed by Seller or Buyer under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Disclosure Schedule relating to any possible breach or violation by Seller or Buyer of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in the Disclosure Schedule be deemed or interpreted to expand the scope of the representations, warranties, covenants or agreements set forth in this Agreement.

Section 10.5.    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (with confirmation of transmission), by email (with confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice made pursuant to this Section 10.5):

If to Seller:

Nexstar Media Group, Inc.

545 E. John Carpenter Freeway

Suite 700

Irving, Texas 75062

Attention: Perry A. Sook and Elizabeth Ryder

Facsimile: (972) 373-8888

Email:       psook@nexstar.tv and eryder@nexstar.tv

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

200 Clarendon Street

Boston, MA 02116

Attention:  Armand A. Della Monica, P.C.

Facsimile:  (617) 385-7501

Email:        mailto: adellamonica@kirkland.com

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Attention:  Ravi Agarwal

Facsimile:  (212) 446-4900

Email:        mailto: ravi.agarwal@kirkland.com

If to Buyer, to:

TEGNA Inc.

8350 Broad St., Suite 2000

Tysons, VA 22102

Attention: General Counsel

Email:       aharrison@tegna.com

Phone:       (703) 873-6949

with a copy (which shall not constitute notice) to:

Nixon Peabody LLP

Attention: John C. Partigan

Email:       jpartigan@nixonpeabody.com

Phone:       (202) 585-8535

Section 10.6.    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, it being understood that each party hereto need not sign the same counterpart. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Signatures delivered electronically or by facsimile shall be deemed to be original signatures.

Section 10.7.    Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein), the Disclosure Schedule, the Buyer Disclosure Schedule, the Confidentiality Agreement, the Seller Ancillary Agreements and the Buyer Ancillary Agreements (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between Seller and Buyer with respect to the subject matter hereof and thereof and (b) are not intended to and do not confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the parties and their respective successors and permitted assigns.

Section 10.8.    Severability. If any term or other provision of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, is not affected in a manner materially adverse to any party hereto. Upon such a determination, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.9.    Assignment. Except provided in this Section 10.9, this Agreement shall not be assigned by any party hereto. Any party (including, for this purpose, Seller and Buyer) may assign or transfer any of its rights under this Agreement to any of their Affiliates (in the case of Buyer which is a Subsidiary of TEGNA), provided that no such assignment or transfer materially delays the grant of the FCC Consent, clearance under the HSR Act, if necessary, or approval by the DOJ pursuant to the DOJ Final Judgment, and provided further that no such assignment or transfer shall operate to relieve a party of any of its liabilities or obligations hereunder. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Section 10.10.    Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the Law of any other state.

Section 10.11.    Enforcement; Exclusive Jurisdiction.

(a)    The rights and remedies of the parties to this Agreement shall be cumulative with and not exclusive of any other remedy conferred hereby. The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, including the obligations to consummate the Seller Ancillary Agreements and the Buyer Ancillary Agreements, in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties’ rights in this Section 10.11 are an integral part of the transactions contemplated hereby and each party hereby waives any objections to any remedy referred to in this Section 10.11.

(b)    In addition, each of the parties (i) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (iv) consents to service of process being made through the notice procedures set forth in Section 10.5.

Section 10.12.    Waiver of Jury Trail. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.13.    Guarantor. Subject to the provisions of this Section 10.13, as consideration for the benefits that Buyer and TEGNA will receive as a result of Buyer entering into this Agreement, TEGNA hereby fully, unconditionally and irrevocably guarantees to Seller the prompt payment and performance of all of Buyer’s obligations under this Agreement in full in accordance with the terms of this Agreement. TEGNA hereby acknowledges that, with respect to all of Buyer’s obligations under this Agreement, this guaranty shall be a guaranty of payment and performance and not of collection and shall not be conditioned or contingent upon the pursuit of any remedies against any Buyer Group Member. TEGNA hereby waives diligence, demand of payment, filing of claims with a court in the event of a merger or bankruptcy of Buyer, any right to require a proceeding first against Buyer, the benefit of discussion, protest or notice and all demands whatsoever, and covenants that this guaranty will not be discharged as to any obligation except by satisfaction of such obligation in full. TEGNA hereby irrevocably waives any claim or other rights which it may now or hereafter acquire against Buyer that arise from the existence, payment, performance or enforcement of its obligations under the guarantee set forth in this Section 10.13, including any right of reimbursement, exoneration, contribution, indemnification, any right to participate in any claim or remedy or any collateral which Buyer hereafter acquires, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including the right to take or receive from Buyer, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim or other rights. To the fullest extent permitted by Law, the obligations of TEGNA hereunder shall not be affected by (a) the failure of a party to assert any claim or demand or to enforce any right or remedy against Buyer pursuant to the provisions of this Agreement or otherwise, (b) any rescission, waiver, amendment or modification of, or any release from any of the terms or provisions of this Agreement or the invalidity or unenforceability (in whole or in part) of this Agreement, unless consented to in writing by Seller and (c) any change in the existence (corporate or otherwise) of Buyer or TEGNA or any insolvency, bankruptcy, reorganization or similar proceeding affecting any of them or their assets. TEGNA acknowledges that it will receive direct and indirect benefits from the consummation of the Transactions and that the waivers set forth in this Section 10.13 are knowingly made in contemplation of such benefits.

Section 10.14.    Confidential Nature of Information. Each party agrees that it will treat in confidence all documents, materials and other information which it shall have obtained regarding the other party or parties during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents, and, in the event the transactions contemplated hereby shall not be consummated, each party will return to the other party or parties all copies of nonpublic documents and materials which have been furnished in connection therewith. Without limiting the right of either party to pursue all other legal and equitable rights available to it for violation of this Section 10.14 by the other party, it is agreed that other remedies cannot fully compensate the aggrieved party for such a violation of this Section 10.14 and that the aggrieved party shall be entitled to injunctive relief to prevent a violation or continuing violation hereof.

Section 10.15.    Disclaimer of Warranties. Neither Seller nor Tribune makes any representations or warranties with respect to any projections, forecasts or forward-looking information provided to Buyer. There is no assurance that any projected or forecasted results will be achieved. EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE

REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT AND THE CERTIFICATES DELIVERED BY THE SELLER PURSUANT TO SECTION 7.2, SELLER IS SELLING THE BUSINESS AND THE PURCHASED ASSETS ON AN “AS IS, WHERE IS” BASIS AND SELLER DISCLAIMS ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTIES WHETHER EXPRESS OR IMPLIED. SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED WARRANTIES WHATSOEVER. Buyer acknowledges that neither Seller nor any of its representatives nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, charts, summaries or schedules heretofore made available by Buyer or its representatives or Affiliates or any other information which is not included in this Agreement or the Schedules hereto, and neither Seller nor any of its representatives nor any other Person will have or be subject to any liability to Buyer, any Affiliate of Buyer or any other Person resulting from the distribution of any such information to, or use of any such information by, Buyer, any Affiliate of Buyer or any of their agents, consultants, accountants, counsel or other representatives. Buyer, on behalf of itself and its Affiliates, acknowledges and agrees that neither it nor any of its Representatives has relied, and none of such Persons is relying, upon any statement, warranty or representation (whether written or oral) not made in this Agreement; provided that nothing in this Agreement shall limit or restrict the ability of Buyer to bring an action based on Fraud.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

SELLER NEXSTAR MEDIA GROUP, INC.

By:	/s/ Thomas E. Carter
Name:	Thomas E. Carter
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Asset Purchase Agreement]

BUYER BELO HOLDINGS, INC.

By:	/s/ David T. Lougee
Name:	David T. Lougee
Title:	President

For the purpose of enforcing Article VIII of this Agreement and for purposes of Section 6.6(b) and Section 10.13 of this Agreement: TEGNA INC.

By:	/s/ David T. Lougee
Name:	David T. Lougee
Title:	President

[Signature Page to Asset Purchase Agreement]

Schedule I

Nexstar Stations

WLMT/WATN, Memphis, Tennessee

WOI/KCWI, Des Moines, Iowa

WZDX, Huntsville, Alabama

Schedule II

Tribune Stations

WCCT/WTIC, Waterbury, Connecticut

WPMT, York, Pennsylvania

WNEP, Scranton Pennsylvania

WQAD, Moline, Illinois

KFSM, Fort Smith, Arkansas